As filed with the Securities and Exchange Commission on December 4, 2000
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Intacta Technologies Inc.
(Exact name of registrant as specified in its charter)

Nevada	7371	58-2488071

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

235 Peachtree Street, N.E.
2215 North Tower
Atlanta, Georgia 30303
(404) 880-9919
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Noel Bambrough
Executive Vice President and Chief Operating Officer
Intacta Technologies, Inc.
235 Peachtree Street, N.E.
2215 North Tower
Atlanta, Georgia 30303
(404) 880-9919
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
__________________________

Copies to:
Robert J. Mittman, Esquire
Brad L. Shiffman, Esquire
Blank Rome Tenzer Greenblatt LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 885-5000
__________________________

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
__________________________

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐ ______________

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐ ______________

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.0001 per share	5,905,948(2) (3)	$1.20(4)	$7,105,741	$1,875.92

(1)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the
          Securities Act of 1933.

(2)     Represents 2,548,224 shares of common stock and 3,357,724 shares of common stock issuable upon exercise of outstanding warrants to be sold by certain selling stockholders.

(3)     Pursuant to rule 416 of the Securities Act of 1933, as amended, there are also being registered such additional shares as may be issued to the selling stockholders because of future stock dividends, stock distributions, stock splits, or similar capital readjustments, or in the case of holders of warrants, the operation of any anti-dilution provisions.

(4)     Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the
          Securities Act of 1933, as amended, the registration fee has been calculated based upon the average of the high and low prices as reported on the OTC Bulletin Board for the registrant's common stock on December 1, 2000.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT A SOLICITATION TO BY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2000

5,905,948 Shares

Intacta Technologies Inc.

Common Stock

           This prospectus relates to the sale by the selling stockholders named on pages 48 through 50 of up to 5,905,948 shares of our common stock including 2,548,224 shares of common stock, and 3,357,724 shares of common stock issuable to the selling stockholders upon exercise of warrants held by them. All of the shares of common stock described in this paragraph are being offered for resale by the selling stockholders pursuant to this prospectus.

           The common stock may be offered from time to time by the selling stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution." We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

           Our common stock is currently quoted on the OTC Bulletin Board under the symbol "ITAC". The closing sale price of the Common Stock on December 1, 2000 was $1.4375.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

__________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________________, 2000.

PROSPECTUS SUMMARY

Our Company

           We have developed our patented Intacta technology which, through its unique compression, encoding and error correction processes, provides solutions and applications which enable enterprises to bridge their communications and information management systems across digital and non-digital media.

           Our Intacta technology directly addresses difficulties created by the convergence of paper and digital environments for the storage and transmission of data. Our Intacta technology combines, in one unique process, compression, encoding and error correction of data in text, graphic, audio or video form and transforms such data into a binary file, called Intacta.Code™, which is language transparent and platform independent.

Recent Financing

           In October 2000, we completed a private placement of an aggregate of 2,333,310 units at a price of $3.00 per unit, for aggregate gross proceeds of $7,000,000. Each unit was comprised of (i) one share of our common stock, and (ii) one warrant to purchase one share of our common stock at an exercise price of $3.50. In addition to its cash commissions and reimbursement for expenses related to the private placement, Harmonic Research, Inc., which acted as the placement agent for the private placement, received an aggregate of 65,307 units, similar in all respects to the units sold in the private placement. Valor Invest Limited, an affiliate of our President and Chief Executive Officer, which acted as a sub-placement agent designated by Harmonic, also received an aggregate of 21,607 units, similar in all respects to the units sold in the private placement. Approximately $2,517,000 of the gross proceeds received in the private placement represented the conversion by the holders of the principal and accrued interest of outstanding promissory notes into units.

           A portion of the proceeds of the private placement were used to repay the principal amount and accrued interest on the outstanding promissory notes not converted into units.

THE OFFERING
Securities offered	The selling stockholders are offering up to 5,905,948 shares of common stock, including 2,548,224 shares of common stock and 3,357,724 shares of common stock underlying currently exercisable warrants.
Common stock outstanding after this offering

We will have 23,703,648 shares of common stock issued and outstanding, including 3,357,724 shares to be issued upon exercise of warrants by the selling stockholders, but excluding:

  1,657,925 shares of common stock reserved for issuance upon the exercise of options granted under our stock option and stock incentive plans, and

  1,409,175 shares of common stock issuable upon exercise of options and other stock based awards reserved for future grant under our stock option and stock incentive plans.

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. To the extent the warrants are exercised on a cash basis, we will receive proceeds from any exercise for cash by the selling stockholders of the warrants made before any sale of the shares of common stock which may thereafter be sold pursuant to this prospectus. We intend to use the proceeds we receive from the exercise of the warrants for working capital and general corporate purposes. See "Use of Proceeds."

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully review and consider the risks set forth under "Risk Factors", as well as the other information contained in this prospectus, before purchasing any shares of our common stock.

SUMMARY FINANCIAL DATA

           The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements and notes to such financial statements included in and made part of this prospectus. We have derived the statement of operations data for the year ended December 31, 1996 from audited consolidated financial statements which are not included in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements included in and made a part of this prospectus, and statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 from the unaudited consolidated financial statements included in and made part of this prospectus.
Statement of Operations Data:
		Year Ended December 31,			Nine Months Ended September 30,

	1996	1997	1998	1999	1999	2000
					(unaudited)
Revenues	$1,019,600	$ 894,900	$ 137,800	$ 137,400	$ 116,300	$ 694,700
Cost of products and components	514,100	357,500	336,300	90,500	--	113,200
Research and development	331,900	343,200	903,500	1,047,400	889,300	929,200
Sales and marketing	528,800	297,000	113,100	113,200	81,100	844,600
General and administrative	1,605,200	1,353,100	1,699,400	2,619,800	1,789,600	1,567,300
Total operating expenses	2,978,000	2,350,800	3,052,300	3,870,900	2,760,000	3,454,300
Net loss	(2,529,800)	(2,199,700)	(3,145,800)	(3,617,600)	(2,570,100)	(3,006,400)

Basic and diluted net loss per common share	$ (0.22)	$ (0.19)	$ (0.19)	$ (0.20)	$ (0.14)	$ (0.17)

Basic and diluted weighted Average Common Stock Outstanding	11,468,000	11,486,000	16,701,583	17,790,000	17,752,077	17,909,000

Balance Sheet Data:
	December 31,		September 30, 2000

			(unaudited)
	1998	1999

Cash and cash equivalents	$3,047,100	$917,400	$1,711,900
Working capital	1,924,200	574,100	(1,264,900)
Total assets	3,760,700	1,570,900	2,364,300
Long-term obligations	0	0	0
Total stockholders' equity	2,268,600	841,500	(1,021,000)

RISK FACTORS

           The shares offered by this prospectus are speculative and involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

           We were organized in October 1997 and did not commence active operations until we consummated the acquisition of two subsidiaries from Corsa S.A. Holdings in May 1998. In addition, during 1998 we shifted the focus of the business of the subsidiaries we acquired from production and sale of facsimile-based products to the development of advanced products based upon our Intacta technology. More recently we have determined to focus on the commercial exploitation of our technology for applications and solutions in the area of data compression and transmission. Accordingly, we have a limited operating history upon which you can evaluate our performance and prospects and we face many of the risks, expenses, delays, problems and uncertainties encountered by early-stage companies in rapidly evolving markets.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

           Primarily as a result of our recurring losses, our independent auditors qualified their opinion on our 1999 financial statements and in the two preceding years to include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We have incurred net losses since inception and we may incur increased losses in the future as we expand our marketing and research and development activities.

    We have incurred significant net losses in each fiscal year since our inception. During the year ended December 31, 1998, we had a net loss of approximately $3.2 million and during the year ended December 31, 1999, we had a net loss of approximately $3.6 million. For the nine months ended September 30, 2000, we had a net loss of approximately $3.0 million. We have increased our operating expenses in recent periods and expect further increases in the future in connection with expanding our research and development activities and marketing efforts, which may result in increased losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. We cannot assure you that our future operations will be profitable.

Our annual revenues have declined each year since 1996.

           Our revenues have declined from $1,019,600 for the year ended December 31, 1996 to $137,400 for the year ended December 31, 1999 primarily as a result of discontinuing production and sales of our facsimile-based product line in 1998 and focusing on the development of our Intacta technology. While we expect revenues to increase in the year ending December 31, 2000 from licensing arrangements for our technology, we cannot assure you that any increase will be sustained.

Our future revenue growth depends substantially on our ability to successfully identify applications for which our technology may be developed and marketed.

           Our growth strategy is based on identifying applications in the compression and transmission of data that appeal to a wide range of users for whom our technology may be developed and marketed. We are currently in the process of identifying commercial applications best suited for our Intacta technology.

Our success will depend on our ability to identify applications that will achieve widespread commercial acceptance or adapt or enhance our technology for these applications. Adapting and enhancing technology as complex as ours will be subject to unanticipated technical or other problems and possible insufficiency of funds which could result in a delay of introduction or abandonment of the proposed application. We cannot assure you that we will be able to adapt our Intacta technology for specific applications on a timely basis or that we will be able to achieve significant market acceptance of our technology.

Our efforts to expand international sales are subject to a number of risks.

           We intend to expand our international sales. Our international sales, however, are subject to a number of risks, any of which could adversely affect our future operating results, including:

       increased collection risks;

       trade restrictions;

       export duties and tariffs; and

       uncertain political, regulatory and economic developments.

  We face intense competition in the markets for our technology, which could result in price reductions, lower gross margins or loss of our market share.

             Our technology competes with technologies, products and applications developed and marketed by numerous well-established companies that have substantially greater financial, technical, personnel, and other resources than we do and have established reputations for success in the development, licensing, and sale of their products and technology. We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our technology obsolete or less marketable, that we will be able to satisfactorily adapt the Intacta technology to commercial applications or that we will successfully enhance the Intacta technology or develop new technologies.

  Demand and market acceptance for newly introduced technologies, such as ours, are subject to a high level of uncertainty.

             Demand and market acceptance for newly introduced innovative technologies, such as our Intacta technology, are subject to a high level of uncertainty. Furthermore, to the extent that there is market acceptance for our Intacta technology, potential customers may elect to utilize competitive technologies, products and services that they believe to be more efficient and have other advantages over our technology. We will therefore, be required to engage in substantial marketing efforts and expend a significant amount of funds to inform third party solution providers and end-users of the perceived benefits and advantages of the Intacta technology. We cannot assure you that we will have the funds or other resources necessary to achieve our marketing objectives or that our increased marketing efforts will result in successful commercialization and market acceptance of our Intacta technology.

  If the market for mobile computing devices fails to develop fully or develops more slowly than we expect, demand for our technology may not increase.

             The majority of our marketing and research and development resources are currently focused on the development of our Intacta technology for applications in mobile (or pervasive) computing devices. The market for these devices is an emerging market, the further development of which depends on a number of factors, including:

       the development of content and applications for pervasive computing devices;

       the willingness of large numbers of businesses and consumers to use devices such as handheld and palm-size personal computers to perform functions currently carried out manually or by traditional personal computers, including inputting and sharing data, communicating among users and connecting to the Internet; and

       the evolution of industry standards that facilitate the distribution of content over the Internet to these devices via narrowband and wideband wired and wireless telecommunications systems.

             If the pervasive computing market does not develop or develops more slowly than we expect, our profit potential and our revenue may not grow as fast as we anticipate, if at all.

  We have limited marketing capabilities and will be dependent upon arrangements with third party solution providers to market and distribute our technology.

             Our ability to market our Intacta technology is dependent, in part, upon our ability to increase our direct sales force and establish strategic relationships with third party solution providers. We have not yet commenced significant marketing activities relating to our technology and we have limited marketing experience, as well as limited financial, personnel and other resources, to undertake extensive marketing activities. We intend to rely to a large extent on arrangements with third party solution providers for the marketing and distribution of our technology, including arrangements with distributors, original equipment manufacturers, value added resellers and systems integrators. We have only recently entered into marketing arrangements with a limited number of third-party solution providers and other strategic partners and our prospects will depend on our ability to develop and maintain strategic relationships with additional solution providers and upon the marketing and distribution efforts of these solution providers. We cannot assure you that we will be able, for financial or other reasons, to finalize any additional third party distribution, marketing or joint venture arrangements or that such arrangements, if finalized, will result in the successful commercialization of our technology.

             We will also depend upon third party solution providers to provide installation and support services to end-users. Failure by these parties to provide adequate service and support, over which we will not have direct control, could adversely affect our reputation and our ability to sell our technology through these parties. Furthermore, the time and resources devoted to these activities generally will be contributed and controlled by the third parties and not by us. A decline in the financial prospects of a third party solution provider with whom we develop a significant relationship could adversely affect our sales efforts.

  There is significant competition in our industry for highly skilled employees and our failure to attract and retain technical personnel would adversely affect our business.

             We may not be able to successfully attract or retain highly skilled personnel. There is currently intense competition for these employees because there is a limited pool of qualified personnel to fill these positions. As a result, we may be required to increase the level of compensation in order to attract the necessary personnel, which could significantly increase our operating expenses. If we are unable to hire and train additional skilled technical, direct sales and customer support personnel, we may not be able to undertake extensive development and marketing activities, which would adversely impact our ability to increase revenues to the extent necessary to achieve profitability. Even if we are successful in expanding our development activities, direct sales force and customer support capabilities, the expansion may not result in revenue growth.

  The loss of our key personnel could adversely affect our business, results of operations and financial condition.

             Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. Our chief executive and chief financial officers do not have employment agreements with us. Furthermore, employment and consulting agreements with certain of our officers and key employees do not contain a provision for a specified term of employment. Consequently, our officers and key personnel may terminate their employment at any time without penalty. We currently maintain key-man insurance on one of our key employees.

  There is no assurance that our technology will perform all of the functions for which it was designed.

             Our Intacta technology has only recently been commercialized for limited applications and is being utilized by a limited customer base. Consequently, we cannot assure you that, upon widespread use of our technology, it will perform all of the functions for which it was designed.

  If we do not respond to rapid technological changes, our products and service offerings could become obsolete.

             If we are unable to modify and enhance our existing technology to respond to changing technology and standards, as well as customer demands, in a timely and cost effective manner, our business could be adversely affected. The introduction of products embodying new technologies and the emergence of new industry standards may render our technology obsolete or less marketable. The process of enhancing our Intacta technology is extremely complex and requires significant continuing development efforts which are subject to a number of inherent risks, including unanticipated delays, expenses and technical problems or difficulties as well as possible insufficiency of funds.

  We expect that our future revenues will be derived from a limited number of licensing agreements.

  To date, we have licensed our Intacta technology to a limited number of customers and each license accounts for a substantial portion of our revenues for the fiscal quarter in which the license agreement is entered into. Moreover, licenses of our Intacta technology are typically non-recurring sales. We expect that we will continue to license our Intacta technology to a limited number of customers until we enter into third party distribution agreements and our distributors are able to achieve a broad customer base. Until that time, our quarterly operating results will fluctuate as a result of the timing of orders from a limited number of customers and the non-recurring nature of our sales. Therefore, a comparison of our operating results from period to period may not be meaningful.

  Our technology may suffer from defects or errors and these defects or errors could result in damage to our reputation and liability claims from customers.

             Technology as complex as ours may contain undetected errors or defects when first introduced or when new versions are released. Despite our testing efforts and testing by current and potential customers, our technology and any future enhancements may not be free from errors after commercial shipments have begun. The occurrence of errors or defects could result in adverse publicity, delay in technology introduction, diversion of development resources, loss or delay in market acceptance, increased service and warranty costs and customer claims.

             We do not maintain any product liability insurance. Consequently, a successful claim against us for product liability could have a material adverse effect. While we have not experienced material warranty expense in the past, we cannot assure you that future warranty expense will not have an adverse effect on our operating results.

  Our inability to manage rapid growth could place a significant strain on our existing resources and impair our ability to efficiently manage our business.

             We will need to expand our infrastructure and our marketing and customer support capabilities in anticipation of an expanded customer base and geographic area of our operations. We plan to hire approximately 30 additional employees in marketing, sales, administration and research and development by the end of 2001. To manage our growth effectively, we will be required to continue to implement and improve our operating and financial systems and to expand, train and manage our employee base. Any failure by us to properly manage our growth could impair our ability to efficiently manage our business and could cause us to incur higher operating costs and delays in the execution of our business plan.

  The majority of our research and development activities are conducted in Israel, which may be subject to economic, military and political instability.

             Our principal research and development facility is located in Beer Sheva, Israel. We are, therefore, directly influenced by the economic, political and military conditions in Israel and the Middle East. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations.

  Our President and Chief Executive Officer and our Vice President, Finance may be unable to devote sufficient attention to our operations and management due to conflicts resulting from their executive positions at other companies.

             Although Altaf Nazerali, our President and Chief Executive Officer and Ross Wilmot, our Vice President, Finance, devote a substantial amount of their time and resources to the operation and management of our business, each of them also serves as an executive officer of several other companies which obligations may, at times, conflict with their availability with respect to our business. Mr. Nazerali also serves as an executive officer for Multivision Communications Corp., an operator of MMDS television in Bolivia, and serves on the board of directors of several other public companies. Mr. Wilmot also serves as an executive officer of Multivision and three other operating companies. We do not have an employment agreement with Mr. Nazerali or Mr. Wilmot. Mr. Nazerali's services are provided to us under a consulting agreement with Pensbreigh Holdings Ltd., of which Mr. Nazerali is a principal and stockholder, which agreement requires Mr. Nazerali to devote only such time as may be necessary to discharge his duties.

  Most of our shares of common stock are currently eligible for sale and could be sold in the market in the near future, which could depress our stock price.

             We currently have 20,345,924 shares of common stock outstanding, approximately 8,437,700 of which are currently freely tradeable without restriction under the Securities Act of 1933. Of the remaining approximately 11,908,224 shares outstanding 2,548,224 shares have been registered for resale under this prospectus. The balance of shares outstanding are restricted securities, however approximately 5,310,000 of these restricted shares have previously been registered for resale and substantially all of the remaining restricted securities have been held for more than two years and are available for resale pursuant to Rule 144 promulgated under the Securities Act.

             The sale of a significant number of shares of common stock could adversely affect the market price of our common stock. Moreover, as these shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

  The significant number of outstanding options and warrants could depress the market price of our Common Stock and could interfere with our ability to raise capital.

             We currently have outstanding options and warrants to purchase an aggregate of 5,015,649 shares of our common stock, at exercise prices ranging from $1.50 to $4.00 per share. To the extent that the outstanding options and warrants are exercised, dilution to the percentage of ownership of our stockholders will occur and any sales in the public market of our common stock underlying those options and warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the outstanding options and warrants.

  FORWARD-LOOKING STATEMENTS

             All statements other than statements of historical fact included in this prospectus, including without limitation, statements regarding our future financial position, business strategy, projected costs and plans, objectives of our management for future operations and pro forma, as adjusted and as further adjusted financial data, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," " propose," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. These statements involve certain known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including without limitation, in conjunction with the forward-looking statements included in this prospectus. Also, subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

  USE OF PROCEEDS

             We will not receive any proceeds from the sale by selling stockholders of any of their shares of common stock or shares of common stock underlying currently exercisable warrants, which shares may be sold in accordance with this prospectus.

             We will receive proceeds from any exercise for cash of warrants made before the sale of any of the shares of common stock, which may thereafter be sold pursuant to this prospectus. We intend to allocate any proceeds we receive, upon the exercise for cash of warrants, to working capital and general corporate purposes.

             We have agreed to bear the expenses in connection with registration of the common stock being offered by the selling stockholders under this prospectus.

  MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

             Our common stock has been quoted on the OTC Bulletin Board under the symbol "ITAC" since August 19, 1999. From May 28, 1998 to August 19, 1999, our common stock was quoted on the OTC Bulletin Board under the symbol "ZFAX." The following table shows the high and low bid prices of our common stock as reported by the OTC Bulletin Board since May 28, 1998:

	High Bid	Low Bid

1998
Second Quarter	$5.75	$4.00
Third Quarter	5.50	4.00
Fourth Quarter	4.75	3.88

1999
First Quarter	4.47	3.81
Second Quarter	4.19	3.00
Third Quarter	3.80	1.88
Fourth Quarter	3.44	1.75

2000
First Quarter	6.25	2.25
Second Quarter	4.88	2.38
Third Quarter	4.31	4.00
Fourth Quarter (through December 1, 2000)	3.75	.78

             The OTC Bulletin Board is a more limited trading market than the Nasdaq SmallCap or Nasdaq National Markets, and timely, accurate quotations of the price of our common stock may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume. Additionally, the foregoing quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual retail transactions.

             At any time while our common stock is not listed on the Nasdaq National or SmallCap markets or a national securities exchange and the trading price of our common stock is below $5.00 per share, trading in our common stock will be subject to the SEC's penny stock rules, which severely limit the market liquidity of our common stock and the ability of purchasers to sell their shares.

             Furthermore, the trading price of our common stock may be highly volatile as a result of factors specific to us or applicable to our market and industry in general. These factors, include:

       variations in our annual or quarterly financial results or those of our competitors;

       changes by financial research analysts in their recommendations or estimates of our earnings;

       conditions in the economy in general or in the information technology service sector in particular;

       announcements or technological innovations or new products by us or our competitors.

             In addition, the stock market, particularly the Nasdaq SmallCap Market and the OTC Bulletin Board, has recently been subject to extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, some companies have been sued by their stockholders. If we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

             On December 1, 2000, the last reported sale price of our Common Stock on the OTC Bulletin Board was $1.4375 per share. As of December 1, 2000, there were approximately 81 record owners of our Common Stock. We believe that there are many beneficial owners of our common stock whose shares are held in "street name".

             We have never declared and do not anticipate declaring or paying any dividends on our common stock in the near future. We intend to retain future earnings, if any, that may be generated from our operations to finance our future operations and any possible expansion. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our board of directors in its discretion deems relevant.

  SELECTED FINANCIAL DATA

             The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements and notes to such financial statements included in and made part of this prospectus. We have derived the statement of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 from audited consolidated financial statements which are not included in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1997, 1998 and 1999 from our audited consolidated financial statements included in and made part of this prospectus, and the statement of operations data for the three months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 from the unaudited consolidated financial statements and notes thereto included in and made part of this prospectus.
Statement of Operations Data:
		Year Ended December 31,			Nine Months Ended September 30,

	1996	1997	1998	1999	1999	2000
					(unaudited)
Revenues	$1,019,600	$ 894,900	$ 137,800	$ 137,400	$ 116,300	$ 694,700
Operating expenses:
Cost of products and components	514,100	357,500	336,300	90,500	--	113,200
Research and development	331,900	343,200	903,500	1,047,400	889,300	929,200
Sales and marketing	526,800	297,000	113,100	113,200	81,100	844,600
General and administrative	1,605,200	1,353,100	1,699,400	2,619,800	1,789,600	1,567,300

Total operating expenses	2,978,000	2,350,800	3,052,300	3,870,900	2,760,000	3,454,300

Loss from operations	(1,958,400)	(1,455,900)	(2,914,500)	(3,733,500)	(2,643,700)	(2,759,600)
Interest income (expense)	(578,700)	(755,300)	(210,000)	95,300	80,200	(245,900)
Taxes and other	7,300	11,500	(21,300)	20,600	6,600	(900)

Net loss	(2,529,800)	(2,199,700)	(3,145,800)	(3,617,600)	(2,570,100)	(3,006,400)

Basic and diluted net loss per common share	$ (.22)	$ (.19)	$ (.19)	$ (0.14)	$ (0.17)	$ (.22)

Basic and diluted weighted average Common Stock Outstanding	11,468,000	11,486,000	16,701,583	17,790,000	17,752,077	17,909,000

Balance Sheet Data:
	December 31,				September 30, 2000

					(unaudited)
	1996	1997	1998	1999
Cash and cash equivalents	$ 58,000	$ 169,100	$ 3,047,100	$ 917,400	$ 1,711,900
Working capital (deficit)	(5,773,200)	(9,693,400)	1,924,200	574,100	(1,262,900)
Total assets	545,500	1,151,800	3,760,700	1,570,900	2,364,300
Long-term obligations	2,015,900	0	0	0	0
Total stockholders' equity (deficit)	(5,677,800)	(9,407,800)	2,268,600	841,500	(1,021,000)

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  General

             We have developed our patented Intacta technology which, through its unique compression, encoding and error correction processes, provides solutions and applications that enable enterprises to bridge their communications and information management systems across digital and non-digital media.

             Beginning in the second quarter of 2000, we expect to derive a majority of our revenues from fees generated by licensing arrangements for our Intacta technology and we intend to expand our marketing efforts towards large enterprises and third party solution providers.

             We were organized in October 1997 to acquire two subsidiary companies of Corsa S.A. Holdings ("Corsa") that marketed and developed two related facsimile storage and retrieval products that incorporated an early version of the Intacta technology. Development and production of the facsimile products was performed in Israel by Intacta Labs Ltd. (f/k/a Fontech Ltd.) and marketing and distribution was performed in the United States by Intacta Delaware, Inc. (f/k/a ITI InfoImaging Technologies, Inc.). We acquired the subsidiaries from Corsa in May 1998 in exchange for approximately 70% of our outstanding capital stock immediately after the acquisition. The acquisition was treated, for accounting purposes, as a reverse acquisition. The references to "we" and "us" refer to the operation of the entities we acquired both before and after the acquisition.

             During 1997 and part of 1998 we derived substantially all of our revenues from the sale of facsimile-based products. Beginning in the latter part of 1997 and continuing into 1998 we began to wind down our production and active marketing of the facsimile-based products due to reduced profit margins and anticipated further deterioration of profit margins from increased competition and costs of marketing the products to the retail market. At that time, we initiated research and development of advanced products and software applications based on the Intacta technology. We also began, on a very limited basis, licensing the Intacta technology for integration with applications and solutions to end users. As a result, our revenues declined substantially from approximately $895,000 for 1997 to approximately $138,000 for each of 1998 and 1999, and our research and development expenses increased substantially from approximately $343,000 in 1997 to approximately $903,500 in 1998 and $1,047,400 in 1999.

             In the middle of 1999, due to competitive pressures and our re-evaluation of our business model and revenue/cost projections, we determined, except with respect to certain products that were at or near completion of development, to forego further development of early stage products based upon the Intacta technology and to focus on direct marketing of the technology for licensing to large enterprise end users and third party solution providers. Three products based upon our Intacta technology were at or nearing completion at the time we shifted our focus to marketing our technology; Intacta.MobileCE Intacta.Courier, and Intacta.Bridgeway. Intacta MobileCE and Intacta.Courier are developed software products that are marketable as a diskette or as a download file. Our limited financial and other marketing resources, however, prevent us from engaging in a full-scale marketing campaign for these products and based upon our current business model and operating strategy we do not intend to devote any significant financial or other resources at this time to the further development or marketing of these products.

             Primarily as a result of the limited financial resources and personnel available for marketing activities, we have made limited progress in establishing licensing arrangements. For the three months ended March 31, 2000, we had approximately $13,000 of revenues from licensing arrangements representing approximately 9% of our total revenues for the period. The balance of approximately

  $141,000 of revenues for the three-month period was from sales of non-proprietary computer processing chips from our inventory. These chips were to be used in connection with our Intacta.Bridgeway product, the development of which had not been completed at the time we re-evaluated our operating strategy. The inventory of these chips, for which a robust market existed, was well in excess of our requirements. Consequently, we sold these chips.

             Our independent auditors have included an explanatory paragraph in their report on our financial statements for the years ended December 31, 1999 and 1998 stating that recurring losses from operations and an accumulated deficit at December 31, 1999 of approximately $17,670,000 raise substantial doubt about our ability to continue as a going concern.

  Results of Operations

  Nine Months Ended September 30, 2000 as compared to the Nine Months Ended September 30, 1999

             Revenues. Our revenues increased 497.3% to $694,700 for the nine months ended September 30, 2000, from $116,300 for the prior comparable period. This increase was primarily attributable to (i) consulting fees earned in our second quarter relating to custom programming, (ii) sales of products and components, primarily software development test platforms and surplus memory chip inventory, and (iii) an increase in core technology licensing income.

             Cost of products and components. Cost of products and components was $113,200 for the nine months ended September 30, 2000. There was no cost of products and components for the comparable period in 1999 as all inventories of older products had previously been written off in our accounts. The cost incurred during this period is attributable to (i) purchase costs of components consumed in the manufacture of test platforms sold, and (ii) sales of surplus non-proprietary computer processing chips held in inventory and sold in the first quarter of 2000.

             Research and development expenses. Research and development expenses increased by 4.5% to $929,200 for the nine months ended September 30, 2000, from $889,300 for the prior comparable period. The increase was attributable to an increase in material costs consumed in operations as well as an increase in personnel and related office and other support facility costs related to research and development. The costs reflected as research and development expenses for the nine-month period in each of 2000 and 1999 include a non-cash charge of $271,000, to account for options previously granted below fair market value as compensation to employees and consultants.

             Sales and marketing expenses. Sales and marketing expenses increased to $844,600 for the nine months ended September 30, 2000, from $81,100 for the comparable period in 1999. The increase in sales and marketing expenses was primarily attributable to (i) increased salaries and related costs resulting from the transfer of personnel from our administration to our marketing department and the hiring of new personnel in connection with our decision in mid-1999 to focus on marketing our Intacta technology, (ii) costs for the development of marketing materials and related market research, and (iii) a non-cash charge of $61,800 to account for options previously granted below fair-market value as compensation to certain employees and consultants. No similar charge was required for the prior comparable period.

             General and administrative expenses. General and administrative expenses decreased by 12.4% to $1,567,300 for the nine months ended September 30, 2000 from $1,789,600 for the comparable period in 1999. The decrease in general and administrative expenses was attributable to (i) the decrease in salaries and related costs for certain employees transferred to our sales and marketing function, and (ii) the reduction of the non-cash stock option charge to $441,500 from $644,800 for the comparable period in 1999.

             Interest income (expense), net. Interest expense was $(245,900) for the nine months ended September 30, 2000 compared to $80,200 of interest income for the comparable period in 1999, primarily as a result of our bridge financing in May and June 2000.

             Net loss. As a result, net loss increased by 17.0 % to $3,006,400, or $.17 per share, for the nine months ended September 30, 2000, as compared to $2,570,100, or $.14 per share, for the comparable period in 1999.

  Year Ended December 31, 1999 compared to Year Ended December 31, 1998

             Revenues. Our revenues were relatively unchanged at $137,400 for the year ended December 31, 1999, compared to $137,800 for the year ended December 31, 1998. Sales of products and components decreased by 28.3% to $64,000 for the year ended December 31, 1999 compared to $89,300 for the year ended December 31, 1998. The decrease in product and component sales was primarily attributable to our discontinuing sales and marketing efforts of our two facsimile based products in the early part of fiscal 1998. This reduction was partially offset by sales of excess non-proprietary computer processing chips from our inventory. Revenues from licensing arrangements, however, increased by 51.3% to $73,400 for the year ended December 31, 1999, compared to $48,500 for the year ended December 31, 1998. This increase was attributable to increased royalties from a licensing arrangement with a software developer for our Intacta technology.

             Cost of products and components. Cost of products and components decreased 73.1% to $90,500 for the year ended December 31, 1999, compared to $336,300 for the year ended December 31, 1998. This decrease was attributable to reduced product costs and certain inventory write-offs resulting from our discontinuing sales of our facsimile based products in 1998.

             Research and development expenses. Research and development expenses increased by 15.9% to $1,047,400 for the year ended December 31, 1999, compared to $903,500 for the year ended December 31, 1998. This increase represents the full year of salary and equipment costs related to enhanced research and development efforts for new product applications, which we initiated in the early part of 1998.

             Sales and marketing expenses. Sales and marketing expenses remained nearly unchanged at $113,200 for the year ended December 31, 1999, compared to $113,100 for the year ended December 31, 1998. We had substantially reduced our sales and marketing staff in early 1998 in connection with our discontinuing sales of our facsimile based products and our focusing on development of new product applications for our Intacta technology. The majority of our sales and marketing costs for each of 1999 and 1998 was from third party design and marketing companies we retained to assist us in developing our business strategy and launching new products.

             General and administrative expenses. General and administrative expenses increased by 54.2% to $2,619,800 for the year ended December 31, 1999, compared to $1,699,400 for the year ended December 31, 1998. This increase was attributable to: (a) additional salaries and costs related to an increased administrative staff; (b) third party consulting and professional fees in connection with business strategy development and management and operation of our business; and (c) increased non-cash charges related to our issuance of stock options below fair-market value as compensation to several employees.

             Interest income (expense). We had interest income, net of expense, of $95,300 for the year ended December 31, 1999 primarily from interest on funds received in connection with a private placement of our securities in December 1998. We had an interest expense of $210,000 for the year ended December 31, 1998, primarily from advances by Corsa to the subsidiaries we acquired, which advances were extinguished prior to our acquisition of these subsidiaries in May 1998.

             Net loss. As a result, our net loss increased by 15.0% to $3,617,600 for the year ended December 31, 1999, compared to $3,145,800 for the year ended December 31, 1998.

  Year Ended December 31, 1998 compared to the Year Ended December 31, 1997

             Revenues. Our revenues decreased 84.6% to $137,800 for the year ended December 31, 1998, compared to $894,900 for the year ended December 31, 1997. The decrease was primarily attributable to our discontinuing sales and marketing of our facsimile based products in early 1998. Sales of the our related products had been our primary source of revenue for the year ended 1997. The decrease resulting from discontinued sales of facsimile based products was partially offset by an increase in royalties from a licensing arrangement with a software developer during the year ended 1998. We did not have any revenue from licensing arrangements during the year ended 1997.

             Cost of products and components. Cost of products and components decreased by 5.9% to $336,300 for the year ended December 31, 1998 compared to $357,500 for the year ended December 31, 1997. This decrease reflected our discontinuing sales of our facsimile based products in early 1998.

             Research and development expenses. Research and development expenses increased by 163.3% to $903,500 for the year ended December 31, 1998, compared to $343,200 for the year ended December 31, 1997. This increase was attributable to: (a) salaries and equipment costs related to an increase in the number of research and development personnel; and (b) increased raw materials and related costs, all of which were associated with our plan to develop advanced proprietary products, which was implemented in early 1998.

             Sales and marketing expenses. Sales and marketing expenses decreased by 61.9% to $113,100 for the year ended December 31, 1998, compared to $297,000 for the year ended December 31, 1997. This decrease was primarily attributable to the reduction of our sales and marketing staff in early 1998 in response to our discontinuing sales of our facsimile based products and our focusing on research and development of new products based on our Intacta technology.

             General and administrative expenses. General and administrative expenses increased by 25.6% to $1,699,400 for the year ended December 31, 1998, compared to $1,353,100 for the year ended December 31, 1997. This increase was primarily attributable to certain non-cash charges related to options granted below fair-market value as compensation to certain employees.

             Interest expense. We had an interest expense of $210,000 for the year ended December 31, 1998, compared to interest expense of $755,300 for the year ended December 31, 1997, primarily from inter-company advances by Corsa to the subsidiaries we acquired, which advances were extinguished prior to our acquisition of these subsidiaries in May 1998.

             Net loss. As a result, we had a net loss of $3,145,800 for the year ended December 31, 1998, compared to a net loss of $2,199,700 for the year ended December 31, 1997.

  Liquidity and Capital Resources

             Since inception, we have financed our capital requirements primarily through the private sale of our capital stock to various parties and advances from Valor Invest Limited, an affiliate of our President and Chief Executive Officer, a portion of which was subsequently converted into equity, and from cash acquired in connection with the acquisition of our subsidiaries from Corsa. Our capital requirements, however, continue to be significant and we are not generating sufficient revenues to meet increasing costs associated with expanding operations. At September 30, 2000, we had a working capital deficit of

  $1,262,900 as compared to working capital of $574,100 at December 31, 1999, and working capital of $1,924,200 at December 31, 1998.

             Cash used in operating activities for the year ended December 31, 1999 was $1,832,600, primarily consisting of our net loss, which was partially offset by $1,238,400 of non-cash compensation expense and an increase of approximately $468,800 in accounts payable. Cash used in investing activities was $17,200 and cash used in financing activities was $279,900. As a result, we had a net decrease in cash and cash equivalents of $2,129,700 during the year ended December 31, 1999.

             Cash used in operating activities for the year ended December 31, 1998 was $2,340,000 primarily consisting of our net loss, which was partially offset by non-cash compensation expense of $668,800 and as a result of the write-off of inventory and other assets related to our discontinuing sales of our facsimile-based products of $289,100. Cash provided by investing activities was $1,240,100 resulting from cash acquired in connection with the acquisition of our subsidiaries from Corsa in May 1998. Cash provided by financing activities was $3,977,900 primarily as a result of net proceeds received in our private placement of securities in December 1998. As a result, we had a net increase of $2,878,000 in cash and cash equivalents during the year ended December 31, 1998.

             In April and May 1998, we sold, in two private placements, an aggregate of 150,000 shares of our Common Stock at a price of $3.00 per share, for aggregate gross proceeds of $450,000.

             In December 1998, we sold, in a private placement, 1,000,000 shares of our Common Stock at a price per share of $4.00 for gross proceeds of $4,000,000.

             From December 1997 through December 31, 1998, Valor made several non-interest bearing cash advances to us in the aggregate amount of $2,172,000. During the first six months of 1999, we repaid $1,131,000 of these advances. In June 1999, $952,000 of advances were converted into 238,000 shares of our Common Stock at the rate of $4.00 per share. At December 31, 1999, $89,000 of advances from Valor were outstanding.

             During the first half of 2000, Valor advanced an additional $406,000 to us on a non interest-bearing basis. In May 2000, Valor converted $250,000 of the unpaid advances into 2.5 units identical to the units offered by us in our bridge financing described immediately below. Valor also subordinated The balance of the $245,000 of its advances to repayment of the bridge notes. As discussed below, Valor converted the principal amount of the notes included in the units it acquired in May 2000 as well as a substantial portion of the principal amount of its subordinated advances into units offered in our October private placement.

             In May and June 2000, we completed a bridge financing, in which we issued 25 units, each unit consisting of a $100,000 principal amount bridge note and bridge warrants to purchase 25,000 shares of common stock at an exercise price of $3.50 per share, for aggregate gross proceeds of $2,500,000.

             In October 2000, we completed a private placement in which we issued an aggregate of 2,333,310 units consisting of one share of our common stock and one warrant to purchase one share of our common stock at an exercise price of $3.50, for aggregate gross proceeds of $7,000,000. Approximately $2,517,000 of the gross proceeds received in the private placement represented the conversion by the holders of the principal and accrued interest of outstanding bridge notes into units. A portion of the proceeds of the private placement were used to repay the principal and accrued interest on the balance of outstanding bridge notes not converted into units in the private placement. After deduction of cash commissions and related expenses as well as the conversion of the bridge notes, we received approximately $3,322,000 in net proceeds from the private placement. In connection with the private placement, Valor converted the principal amount of its notes into units in the private placement. Valor also converted approximately $231,000 of the principal amount of its subordinated advances into units in the private placement.

             We currently are not generating sufficient revenues from operations to fund our operating activities and we are dependent upon additional financing from external sources to fund our development. While there is no certainty, based on our current plans, we believe that cash we anticipate from operations and our existing cash and cash equivalents, will be sufficient to fund operations and capital requirements for a period of approximately twelve months. To the extent that our cash resources are expended sooner than we anticipate or due to changes or inaccuracies in our assumptions or unanticipated changes in economic conditions or other unforeseen circumstances, we may be required to seek additional financing. We have no current arrangements with respect to, or potential sources of, additional financing. Furthermore, we cannot assure you that additional financing will be available to us when needed on commercially reasonable terms or at all.

  BUSINESS

  Overview

             We have developed our patented Intacta technology which, through its unique compression, encoding and error correction processes, provides solutions and applications which enable enterprises to bridge their communications and information management systems in order to efficiently and securely transmit and maintain content across digital and non-digital media.

             Our Intacta technology directly addresses difficulties created by the convergence of paper and digital environments for the storage and transmission of data. Our Intacta technology combines, in one unique process, compression, encoding and error correction of data in text, graphic, audio or video form, and transforms such data into a binary file, called Intacta.Code, which is language transparent and platform independent. Intacta.Code may be stored in digital or paper format and transmitted to any device over any network in any form, thereby creating a seamless exchange of data between the digital and paper environments.

  Background

             Historically businesses have relied solely on paper-based documents for the transmission, storage and management of data. Today's computer-based business environment, however, has altered the historical business model, allowing businesses to manage, authenticate, archive and transmit data electronically. Businesses are beginning to recognize the range of applications and cost savings associated with implementing a digital information management system.

             Despite the transition of business and consumers to a computer-based environment, paper-based documentation continues to grow. According to Jeffries and Company Inc., the average amount of paper generated by corporations continues to grow at 25% annually. Moreover, the Journal of Accounting estimates that the costs to businesses for the distribution, storage and processing of paper-based documents is approximately $100 billion annually. Few existing applications enable enterprises to maintain data accurately and securely in either digital or paper format. Moreover, difficulties in exchanging data between digital and paper formats have limited enterprises' ability to effectively and efficiently manage their information. We believe that businesses are seeking solutions that would allow them to more effectively and efficiently manage the production, distribution and storage of data.

             In addition, the increasingly widespread use of digital communications, including the Internet, enables networks of businesses and consumers to collaborate, interact, access information and conduct business transactions more effectively and efficiently. New mobile computing devices such as personal digital assistants, including Palm OS and Windows CE based handheld devices, Internet appliances, and smart phones extend traditional enterprise tiers for maintaining and communicating data from centrally located mainframe computers and servers to remote devices via wireless systems. However, these developments have increased network complexity and expose enterprises to potential loss of or unauthorized access to confidential or sensitive information. Consequently, enterprises are expected to become increasingly reliant on solutions and applications that enable them to manage and distribute information in a cost-effective, secure manner over wireless networks.

             We believe that our technology can enable solutions and applications that will be responsive to these needs. The flexibility and scalability of our Intacta technology provides the building blocks for creating a range of solutions to solve data transmission and storage problems experienced by businesses in the digital communications environment. These solutions can range from simple ones for small businesses to highly complex systems for large enterprises with global operations.

  Strategy

  We intend to aggressively market our Intacta technology directly to large enterprises, as well as through strategic relationships with third party solution providers and distributors such as systems integrators, independent software vendors and original equipment manufacturers with established distribution channels and with reputations for marketing or integrating value added technology such as ours. In order to implement our strategy, we intend to:

       target markets which will require applications incorporating our technology or for which our technology may be adapted or enhanced;

       establish strategic relationships with third party solution providers;

       license our technology as a module or for incorporation into hardware and/or software applications and solutions for end-users; and

       customize our technology for solutions for large enterprises.

  Intacta Technology

             Our patented technology involves two processes; compression and encoding. A compression engine utilizing binary compression technology compresses digital files comprised of text, graphics, sound or video. An encoding engine encodes the compressed file into a two-dimensional graphical grid, which we call Intacta.Code.

             The encoding engine simultaneously embeds a proprietary error correction algorithm in the Intacta.Code to aid in the accurate recovery of the content and format of the original digital file, as well as security features to protect against unauthorized access or use of the Intacta Code. The resulting Intacta.Code is a secure, damage resistant graphical representation of the original digital file, which may be maintained or transmitted in digital format or transferred to paper format for storage and/or facsimile transmission.

             The key features of our technology are:

       Compression. The compression capability of our Intacta technology decreases the amount of bandwidth required to transmit data in the form of the Intacta.Code and the amount of space required to store data. The recipient of a compressed and encoded file may then restore the data to its original format for further review and/or editing.

       Security. The security features of our Intacta technology enables users to protect information contained within an Intacta.Code. The security features include the ability to restrict access to an Intacta.Code to particular users only and the ability to verify the sender and content of an Intacta.Code containing sensitive information.
            Protection can also be layered so that a reader would require a separate and distinct password to access successive layers of information.

       Error Correction. Our Intacta technology offers a robust error correction process, which maintains the integrity of the content and format of the original compressed data in the event of degradation to the medium over which the data is being transmitted. The user can choose the level of error correction required depending on the reliability of the medium being used to transmit or store the data.

       Transmission and Restoration of Data In Any Form. Our Intacta technology enables the encoding and transmission of data from any form, including paper based or digitally stored forms and on any operating platform, including PDA and other pervasive computing devices, personal computers, mainframes, servers and databases. With our technology, the recipient of the transmission can decode the data in any form, without further manipulation, translation or reconfiguration of the content or format.

             Our technology differs from two-dimensional bar code technology in that it offers a much broader range of functionality and is applicable to a wide array of horizontal and vertical applications. Our technology is fully modularized, which enables it to adapt to technological enhancements. Two-dimensional bar code technology, on the other hand, is generally recognized as a fixed technology, based upon multi-row coding in a series of bars and spaces of varying width or matrix architecture where the data is based on the position of black spots within the matrix. Although similar to Intacta.Code in that it involves embedding of digital information on paper or other printable surfaces, two-dimensional bar code technology is subject to limitations not applicable to our technology. For example, two-dimensional bar code technology is generally provided as an adjunct to a manufacturer or developer's proprietary hardware requiring end-users to acquire specific devices for reading bar code data. Moreover, bar code technology is predominantly focused on paper media and its data compression capabilities are limited to alphanumeric content. Our technology, in contrast, provides the ability to function in the digital communications sector and is capable of compressing and embedding audio and visual data and combining multiple formats in a single embedded file. Finally, Intacta.Code has been designed to work with most conventional 300 dot-per-inch scanners, removing the requirement of end-users to purchase additional hardware products to decode and restore compressed, encoded data.

  Benefits Provided by Intacta Technology

             Our technology permits the seamless conversion and exchange of data between digital and paper-based formats. A document may be compressed using our technology and transmitted via facsimile or e-mail, where it can be decompressed or restored, with our technology, to its original format and content for viewing and/or editing by the recipient. We believe that our Intacta technology provides the following benefits with respect to secure and accurate digital communications and comprehensive information management:

       Improved performance of wireless communications. Businesses are increasingly relying on wireless communications that require mobile computing devices and software, such as notebook and palm-size computers and smart cellular phones. We believe that our technology can be integrated into the hardware and software products used in these wireless networks to significantly enhance their ability to communicate and transmit data.

       Protection of sensitive business documents. A key element for businesses engaged in management, production and distribution of particularly sensitive or confidential documents is the need for comprehensive security to prevent unauthorized access or use. Our technology incorporates several security features, including encoding, authentication and registration, to insure that only authorized persons or intended recipients may access the document.

       Enhanced hardware products and software applications. Many businesses communicate via local area networks, wide area networks and remote servers. The flexibility and scalability of our technology allows it to be modified and integrated into an existing communication system, thereby enhancing the existing hardware and software components of that system at a cost which is much less than a conversion to a new system but with similar functionality.

       Reduction of bandwidth required for storage and transmission. The compression of data contained in the digital document allows businesses to transmit the information in a faster, more cost-effective manner, and requires less space in both digital and paper-
           based media for the storage and archiving of documents. A paper-based document of up to 100 pages can be compressed into a high-density code on a single page for transmission or storage. The compressed document requires less bandwidth, resulting in a faster transmission. In addition, our error correction feature increases the likelihood that 100% of the content and format will reach the intended recipient.

  Strategic Applications of the Intacta Technology

             Our goal is to establish the viability of our Intacta technology through a variety of horizontal applications such as pervasive computing, document management and inventory and supply chain management. Once validated, a particular horizontal application of our technology may be utilized in a number of vertical industries such as publishing, healthcare, telecommunications and financial services.

             Pervasive Computing

             A key component of our sales and marketing plan will be to establish key industry alliances and aggressively market our technology in the area of pervasive computing, which provides solutions for wireless communications and e-commerce. Pervasive computing enables enterprises, application service providers and Internet service providers to effectively and efficiently distribute data to and from any mobile computing device, such as PDAs, laptop computers, and smart phones, in any location. According to Forester Research, the Global 2,500 network managers report that about 23% of their user populations do not currently connect to the corporate network from a fixed location. They further expect that the number of mobile computing device users will rise to 35% within two years. International Data Corp. expects 18.9 million mobile computing devices to be shipped worldwide in 2003.

             We believe that the following characteristics of our technology make it an important component in developing applications for this market:

       the ability of our technology to unify paper and digital environments across any medium;

       the compression and security features are ideal for securing data on wireless devices;
           and

       the technology's flexibility and scalability is well suited for the global enterprise.

             Media and Publishing

             As a result of technological advances related to the Internet, advertising considerations, globalized communications and information sources and changing consumer preferences, newspapers and magazines today face the unprecedented need to implement structural changes in content and format.

             We believe that our Intacta technology is uniquely positioned to capture significant market share and revenue in this market because of its ability to bridge online content with the print medium. We believe that our technology can enable newspapers and magazines to:

       transmit data and information from remote sources in a secure, accurate and efficient manner, improving timeliness of reporting and reducing operating costs;

       integrate with the Internet through the seamless conversion of data, using Intacta.Code, between digital and paper format; and

       enhance marketing capabilities for advertisers through the ability to print, in
           Intacta.Code, audio, graphics, text and video data to supplement traditional printed advertisements.

             Yomiuri Shimbun, a Japanese newspaper with one of the largest daily circulations in the world, is the first newspaper to utilize applications incorporating our technology. As a result, we have received a considerable number of inquiries worldwide with respect to additional opportunities in this market. We intend to aggressively expand our marketing strategy in this market. See "- Existing Customers."

  Marketing

             Our marketing efforts are directed at promoting our technology, creating market awareness and generating leads. Our marketing activities include online demonstrations, print and online advertising campaigns and attendance at industry trade shows, events and conferences. We plan to use the Internet extensively to increase awareness and to communicate with potential and existing customers.

             Strategic Relationships

             We intend to enter into strategic relationships with third party solution providers, such as systems integrators, independent software vendors and original equipment manufacturers, to directly market and distribute or bundle our technology as a value added service with other software or hardware products to be sold or licensed to end-users. These solution providers may also provide training, implementation and customization for the solutions they sell.

             In March 2000, we entered into a license agreement with Kforce Consulting, a division of Kforce.com, to provide our technology for development of pervasive computing applications for e-business solutions utilizing IBM's Transcoder Application Framework, which is specifically designed to allow a diverse set of mobile devices to connect, via open network standards, to enterprise data and applications anytime and anywhere. To date, we have not generated revenues from this licensing arrangement.

             In addition, we have established non-financial relationships with several solution providers and software developers in an effort to increase awareness of our Intacta technology. While these relationships do not generate revenues at this time, management believes that they are critical in establishing recognition of our Intacta technology. These relationships include:

       KPMG LLP. We have an informal arrangement to coordinate with KPMG's Newspaper and Media Consulting Group in connection with the development of further applications for the newspaper industry.

  IBM Corporation. We are an active member in IBM's PartnerWorld for Developers, which is a marketing and enablement program designed to create new market opportunities and provide e-business solutions encompassing the entire portfolio of IBM products and technologies. The purpose of the relationship is to enable the sharing of information with respect to the development of advanced technologies.

  Compaq Computer Corporation. We are a member of Compaq Solutions Alliance which is a worldwide partnering program for independent software vendors, consultants, systems integrators and service providers to develop applications for all Compaq platforms. Our technology is made available to the extent applications utilizing our technology are being developed. As part of this arrangement we have secure remote access to a variety of Compaq systems and to Compaq's solutions development centers.

  Microsoft Corporation. We are a certified Microsoft developer under the Microsoft Solution Provider program which allows independent companies to team with Microsoft to solve business challenges for organizations of all sizes. As a certified developer we can be called upon to provide software based solutions on Microsoft operating systems such as Windows NT and Windows CE.

             We intend to increase our sales force and marketing support to establish strong relationships with third party solution providers to increase awareness and use of our Intacta technology.

  Licensing

             Our goal is to enter licensing agreements with large enterprises that utilize internal resources for systems integration and development, and with third party solution providers such as application service providers, independent software vendors and original equipment manufacturers that can market our technology as a module or incorporate or embed our technology into hardware and/or software applications for sale to end users. We anticipate our licensing arrangements will include an up-front payment by the enterprise or solution provider for configuration and installation services, as well as continuing license fees which would entitle the customer to software updates.

            Large Enterprises.
  We intend to license our Intacta technology directly to large end user enterprises which use internal resources for systems integration and product development. We expect that these enterprises will generally seek a single purchase option for unlimited internal use of the Intacta.Code.

            Application Service Providers.
  We expect to structure the licensing fees based upon the quantity and type of host servers on which our technology will be integrated, as well as volume of transactions or "hits" generated by users accessing the application service provider's service or Internet based portal.

            Independent Software Vendors.
  We expect the pricing structure of a licensing arrangement with an independent software vendor to include an up-front fee for configuration or customization and a continuing license fee based on unit sales.

            Original Equipment Manufacturers.
  We expect the price structure of a licensing arrangement with an original equipment manufacturer to be based upon the number of units to be produced with the embedded technology.

  Existing Customers

             In July 1999, we entered into a non-exclusive license agreement with DataLode Inc. to license a software product based upon our Intacta technology. DataLode provides warranty registration services to Hewlett Packard and others for products in Europe and North America and utilizes our product to eliminate manual data entry and the need for optical character recognition. This is anticipated to significantly lower DataLode's cost, assure 100% data accuracy and increase the overall efficiency of its operations. We expect to generate revenues from this agreement beginning in the third quarter of 2000.

             In April 2000, we entered into an agreement with Systems Nakashima Co., Ltd. pursuant to which we have granted Fujitsu Limited a non-exclusive right to license our technology to a certain number of newspapers in Japan. Fujitsu Limited is, among other things, a developer of advanced technologies for electronics and telecommunications and is one of the largest providers of electronic equipment to the print industry in Japan. Fujitsu licenses applications incorporating our Intacta technology to Yomiuri Shimbun, a daily newspaper published in Japan with one of the largest daily circulations in the world, which will allow its readers to receive multimedia content as part of their paper. We first recognized revenues from this agreement in the second quarter of 2000.

             In September 2000 we entered into an agreement to license our Intacta Technology to Intertek Testing International Ltd., a worldwide products testing inspection and certification company, to enable Intertek to create secure electronic certificates which may be e-mailed or downloaded to paper based format and subsequently scanned back into electronic format. We believe that these solutions are particularly useful in the import/export industry on account of the fact that results of inspections or assessments of shipments may be encoded, filed electronically and added to the certificates.

             Our communications software was recently selected by NTT Electronics Corporation, a subsidiary of Nippon Telegraph and Telephone Corporation of Japan, for use with NTT Electronics Corporation's new mobile communications technology, RZ SSB, a digitally-enhanced narrow band radio communications system that delivers transmission of data, telephone, facsimile, and video under mobile conditions. While we are currently in negotiations with respect to a prospective licensing arrangement with NTT Electronics Corporation we are uncertain as to the timing for completing such negotiations. We have not generated revenues to date from this relationship.

  Research and Development

             Research and development efforts, which are conducted at our Israel subsidiary, include demonstrations and feasibility tests of our technology for prospective customers and customizing or configuring our technology to a customer's specific application or product. Our research and development group works closely with representatives of prospective customers in order to assure optimal performance of our technology for the customer's specific application or product.

             In conjunction with an agreement with Kforce Consulting, our research and development group is working on the conversion of our encoding and decoding engines for use with the Palm Operating System in order to develop an e-commerce application that will provide compression and security for data being transmitted between host servers and mobile computing devices utilizing IBM's Transcoder Application Framework.

             We intend to expand our current research and development facility in Beer Sheva, Israel, in anticipation of increased recognition and interest in our technology and to engage in further research efforts to refine and enhance our Intacta technology. We also intend to establish a research and development facility at our headquarters in the United States in order to perform feasibility testing of potential applications and non-complex adaptation of our technology and to provide a liaison between our existing and prospective clients and our research and development team in Israel.

             Our efforts remain subject to all of the risks inherent in the development of new technologies including unanticipated delays, expenses and technical problems or difficulties, as well as potentially insufficient funds which could result in abandonment or substantial change in technological development and enhancement.

  Competition

             The markets for digital communication and data management are characterized by intense competition and rapidly changing business conditions, customer requirements and technologies. Our Intacta technology competes with technologies, products and applications developed and marketed by a number of well established companies that have substantially greater financial, technical, personnel and other resources than we do and have established reputations for success in the development, licensing and sale of their products and technology. Certain of these competitors are industry leaders with the financial resources necessary to withstand substantial price competition or downturns in the market for computing products and technologies. To the extent that other companies develop functionally equivalent or superior products or technologies to Intacta.Code, our technology could become obsolete or less marketable. Our ability to compete, therefore, will depend on our ability to successfully market and continually enhance our Intacta technology.

             There are a number of companies that engage in the development of two-dimensional bar code technology, which represents the closest competitive technology to Intacta.Code in that it embeds digital information on paper or other printable surfaces. Among our competitors in this area are Xerox Corporation and, to a lesser extent, companies such as Digimarc, Inc. and GoCode, Inc., which develop bar code technologies with specific or peripheral applications. We believe that our Intacta technology, which is capable of compressing and embedding non-alphanumeric audio and visual data and combining them in a single embedded file for digital communications, presents a broader range of functionality and adaptability to a variety of horizontal and vertical applications.

  Intellectual Property

             Our success is dependent upon our ability to protect our intellectual property rights. We rely principally on a combination of patent, copyright and trademark registrations and trade secrets and non-disclosure agreements to establish and maintain our intellectual property rights. We hold patents in the United States, Israel, Europe, Australia and South Africa related to our technology.

             As part of our operating procedures, we generally enter into confidentiality and nondisclosure agreements with each of our key employees and consultants and limit access to and distribution of our technology and related documentation and information. Our confidentiality and non-disclosure agreements include provisions with regard to our maintaining ownership of technological developments.

             Notwithstanding the precautions we take, third parties may copy or obtain and use information that we regard as proprietary without our authorization or independently develop technologies similar or superior to our technology. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies, in the event a breach or unauthorized use occurs. Policing unauthorized use of our technology is difficult, particularly because the global nature of the electronic communications market makes it difficult to control the final destination or security of software or other data transmissions. Furthermore, the laws of other jurisdictions may afford little or no protection of our intellectual property rights. Our business, financial condition and operating results could be adversely affected if we are unable to protect our intellectual property rights.

             Although we are not aware of any claim made to date, there is a risk that our technology infringes the proprietary rights of third parties. In addition, whether or not our technology infringes on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them If any claims or actions are asserted against us, we may be required to modify our technology or seek licenses for these intellectual property rights. We may not be able to modify our technology or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

  Employees

             As of September 30, 2000, we employed a total of 23 full-time and 5 part-time employees, including 17 in research and development, 5 in marketing and sales and 6 in administration. We plan to hire approximately 30 additional employees, primarily in our in sales and marketing research and development departments, over the next 18 months. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties.

  Facilities

             Our principal administrative and marketing facilities are located in Atlanta, Georgia and consist of approximately 2,200 square feet of office space held under a lease that expired on November 8, 2000. Under the terms of that lease we may continue to occupy the premises on a month-to-month basis at a rate of 150% of the monthly lease rate immediately prior to the termination date. We anticipate executing a lease for approximately 4,000 square feet of office space in a new location in Atlanta. The term of the lease will commence upon our taking occupancy of the premises which we anticipate to commence in mid December 2000.

             Our principal research and development facility is located in Beer Sheva, Israel and consists of approximately 2,300 square feet, located in Beer Sheva, Israel. The lease is for a period of five years, expiring in July 2005.

  Legal Proceedings

             We are not currently party to any pending legal proceedings.

  MANAGEMENT

  Executive Officers and Directors

             Our executive officers and directors are:

Name	Age	Position
Yehoshua Sagi	67	Chairman of the Board
Altaf S. Nazerali	48	President; Chief Executive Officer; Director
Noel Bambrough	62	Executive Vice President; Chief Operating Officer; Director
Menachem Tassa	59	Vice President, Research and Development; Director
Ross Wilmot	57	Vice President, Finance; Director
Marco Genoni	54	Vice President, Marketing
Yechiel Y. Sharabi	68	Director
Amnon Shai	67	Director

             Yehoshua Sagi has been our Chairman of the Board and a director since May 29, 1998. He was elected as a member of the Israeli Knesset in 1988 and as the Mayor of Bat-Yam, Israel in 1993. He continues to serve in those capacities through to present. As an IDF General, he was the head of the Israeli Military Intelligence from February 1979 to August 1983 and after retirement he was President of Tadiran Systems from September 1983 to August 1987.

             Altaf S. Nazerali has served as President, Chief Executive Officer and a director of Intacta since our incorporation in October 1997. Mr. Nazerali currently serves in the following capacities of other publicly held companies:

       Chief Executive Officer (since November 1995), President and Director (each from October 1995 to present) of Multivision Communications Corp, the operator of MMDS TV systems in Bolivia;

       Director of CTF Technologies Inc., formerly Teledata Ventures Corp. (since April 1998), a company engaged in the servicing of electronic refueling technology in Brazil; and

       Director of Imagis Technologies Inc., formerly Colloquium Capital Corp. (since July 1998), a technology company that develops and markets biometric and imaging software to law enforcement, gaming and security sectors.

  Mr. Nazerali is also a director of Valor Invest Limited, a money manager and financial advisor to high net worth institutional investors; the President and director of Pensbreigh Holdings Ltd., an independent contractor that provides various corporate and consulting services; and President and a director of International Portfolio Management Inc., a private holding company that provides corporate finance and other management services to private and public companies. From November 1994 to October 1995, Mr. Nazerali served as Chief Executive Officer and President of Canbras Communications Corp., an operator of pay television and telephone systems in Brazil.

             Noel Bambrough has been our Executive Vice President, Chief Operating Officer and a director since April 1, 1999. From November 1998 through April 1999, Mr. Bambrough served as a consultant to Hunt Power Corporation, a Texas-based utility company where he was responsible for developing a business plan for the launch of telephone, internet and cable television service to a mixed residential and industrial development owned by Hunt's real estate subsidiary. From April 1995 through November 1998, Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company L.L.C. From July 1993 to April 1995, he served as Senior Vice-President of Shaw Communications, Inc., a major cable television corporation. In January 1993, Mr. Bambrough was appointed Interim CEO of Microcell Telecommunications, Inc., a PCS service provider, and served until July 1993. Mr. Bambrough continues to serve as a member of the Board of Directors of Microcell. From 1984 until its acquisition by Shaw Communications in January 1993, Mr. Bambrough served as President and Chief Executive Officer of Cablecasting Ltd.

             Menachem Tassa has been our Vice President, Research and Development and a director since May 29, 1998. He also currently serves as General Manager of Intacta Labs Ltd., our research and development subsidiary based in Beer Sheva, Israel. Dr. Tassa has doctorates in applied mathematics, physics and chemistry. He has been with us and our subsidiary companies (which we acquired in May 1998) since 1994. Prior to joining Intacta, Dr. Tassa occupied various senior scientific positions with the Israeli government.

             Ross Wilmot has been our Vice President, Finance and a director since our incorporation in October, 1997. Mr. Wilmot currently serves in the following capacities of other publicly held operating companies:

       Vice President, Finance and director of Multivision Communications Corp. (since August 1995);

       Vice President, Finance of CTF Technologies, Inc. (since July 1996);

       Chief Financial Officer of Imagis Technologies, Inc. (since February 1999);

       Vice President, Finance and director of Botex Industries Corp., a manufacturer of plastic materials (since June 1996); and

       President and director of Plata Minerals Corp. (since April 1999).

  Mr. Wilmot is also an officer and director of the following non-operating public companies: Breckenridge Resources, Ltd., Harambee Mining Corp., Orko Gold Ltd. and Paloma Ventures Ltd. Mr. Wilmot is a chartered accountant and has provided financial management services as an independent consultant to public companies since August 1991. He has special expertise in international operations and high tech start-ups, and has completed numerous business valuations and acquisitions in this sector.

             Marco Genoni has been our Vice President, Marketing since September 1998. Since 1997, he has served as President and Managing Partner of Premier Stratatech Inc., a private marketing and consulting company specializing in high technology products. From 1994 to 1997, he served as President and Chief Executive Officer of Memotec Communications Inc., a public company that produces and sells telecommunications and network products for medium and large enterprises.

             Yechiel Y. Sharabi has been a director of Intacta since September 1999 and prior thereto from May 1998 to December 1998. Mr. Sharabi is currently an executive officer and a director of Corsa S.A. Holdings. Mr. Sharabi is a retired senior officer of the Israeli army.

             Amnon Shai has been a director of Intacta since May 1998. In 1998 Mr. Shai retired from his position as Minister-Counselor for Commercial Affairs in the Israeli Embassy in Paris which he had occupied since 1995. From 1993 to 1995 he was Director of the European Division, Foreign Trade Administration at Israel's Ministry of Industry and Trade.

             Each director serves until the next annual meeting of stockholders or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board. There are no family relationships among any of our directors and executive officers.

  Board Committees

             On September 9, 1998, our board of directors established an audit committee, compensation committee, and executive committee.

             Audit Committee. The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. Messrs. Nazerali, Sagi and Sharabi are members of this committee.

             Compensation Committee. The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all our executive officers and establishes and reviews general policies relating to compensation and benefits of our employees. Messrs. Nazerali, Sagi and Sharabi are members of this committee. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

             Executive Committee. The executive committee of the board of directors manages our day-to-day affairs and decides strategic direction. Messrs. Bambrough, Nazerali, Sagi, Sharabi and Tassa are members of this committee.

  Intellectual Property Advisory Committee

             Our board of directors established an intellectual property committee on September 21, 1999 to provide advisory functions to our board of directors with respect to establishing, amending and maintaining guidelines regarding the handling of intellectual property matters. Messrs. Bambrough and Tassa are members of this committee. In addition, the corporate secretary of Intacta, Sandra Buschau, serves on this committee.

  Special Advisor

             We have entered into an agreement with Martin Singer whereby Mr. Singer acts, on an independent consultant basis, as an advisor to our board of directors. Mr. Singer is currently the President and CEO of SAFCO Technologies, Inc. Prior thereto, from 1990 to 1997, Mr. Singer held executive office positions with various divisions of Motorola, Inc., ultimately as Vice President and General Manager of its Wireless Access Business Development division. Mr. Singer has also held management positions with Tellabs, Inc. and AT&T. We have granted Mr. Singer options to purchase 50,000 shares of our common stock, which options vest in one-third increments on each anniversary of the date of grant and we have agreed to pay Mr. Singer a fee of 2% of revenues generated from any sales, licensing or royalty arrangements generated or introduced to Intacta by Mr. Singer.

  Director Compensation

             We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. To date, only Messrs. Sagi, Shai and Sharabi have been granted stock options for their participation on our board, each having been granted options to purchase 50,000 shares at an exercise price of $1.50 per share.

  Executive Compensation

             The following table sets forth the compensation paid to our chief executive officer and one other executive officer whose compensation exceeded $100,000 for the years indicated. No other executive officer of Intacta earned a salary and bonus for such fiscal year in excess of $100,000.

  Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Long Term Compensation Securities Underlying Option/SARs (#)	All Other Compensation

Altaf Nazerali, President and CEO	1999 1998	$100,000 $ 25,000	$0 $0	150,000	--

Noel Bambrough	1999 1998	$154,165 $ 0	$0 $0	150,000	--

Menachem Tassa, Executive Vice President, Research and Development	1999 1998	$120,000 $120,000	$0 $0	150,000	--

             The compensation to Mr. Nazerali in each of 1999 and 1998 was paid directly to Mr. Nazerali from Pensbreigh Holdings Ltd. and represents a portion of the monthly consulting fee we pay to Pensbreigh. These amounts exclude $94,000 and $61,000 paid for administrative services provided to Intacta during 1999 and 1998 by International Portfolio Management Inc., of which Mr. Nazerali is a stockholder and President and a director. See "Employment and Consulting Agreements" and "Certain Transactions."

             Mr. Bambrough became an executive officer effective as of April 1, 1999. The compensation to Mr. Bambrough in 1999 includes an aggregate of $41,665 which was accrued and unpaid. We have allocated a portion of the proceeds from our October private placement for the payment of the accrued and unpaid salary.

             The compensation to Mr. Tassa for each of 1999 and 1998 was paid to Mr. Tassa as a consultant. See "Certain Transactions."

  Employment and Consulting Agreements

             We entered into a consulting agreement with Pensbreigh Holdings Ltd., an independent contractor engaged in the business of providing various corporate and consulting services to businesses, of which Mr. Nazerali is a stockholder and officer, dated as of March 1, 1999. Under the agreement, Pensbreigh provides us with the services of Mr. Nazerali and Arie Halpern, an affiliate of Intacta and the controlling stockholder of Corsa. During the initial term of the agreement, we agreed to pay Pensbreigh a monthly fee of $16,666. From October 1999 until May 2000 approximately $133,333 of such fee was accrued and this accrued amount has recently been paid. Since Mr. Nazerali does not have an employment contract with us, he is therefore not entitled to participate in any benefit plans to which regular employees are eligible.

             We entered into a letter agreement with Dr. Genoni, dated as of September 30, 1998, governing Dr. Genoni's services to us as Vice-President of Marketing, on an independent contractor basis. Under the letter agreement, Dr. Genoni is paid a monthly fee of $5,000. In addition to the monthly fee, we granted Dr. Genoni options to purchase 30,000 shares of our Common Stock at an exercise price of $1.50 per share. Under the letter agreement, we and Dr. Genoni also agreed to a bonus structure as follows:

       a commission equal to 20% of any sales made by the first reseller under an agreement negotiated by Dr. Genoni during the first year of employment;

       during the first year of employment, a commission equal to 15% of any sales made by a reseller under arrangements negotiated by Dr. Genoni;

       during the second year of employment, a commission equal to 10% of any sales made by a reseller under arrangements negotiated by Dr. Genoni; and

       during the third, fourth and fifth years of employment, a commission equal to 5% of any sales made by a reseller under arrangements negotiated by Dr. Genoni.

             However, if Dr. Genoni's commissions reach $500,000 during any employment year, he will receive 50% of any additional commissions he would otherwise be entitled to receive. In addition, commissions may not exceed 50% of Intacta's margins.

             We entered into an employment agreement with Noel Bambrough in March 1999, which provided for a salary of $12,500 per month from April 1, 1999 through July 31, 1999 and a salary of $20,833 per month thereafter. However, we had paid Mr. Bambrough only $12,500 per month through June 30, 2000. We have allocated a portion of the funds received in our private placement to pay the balance of accrued but unpaid salary of approximately $91,633 to Mr. Bambrough. Since June 1, 2000, Mr. Bambrough has been receiving $20,833 per month. Mr. Bambrough is also eligible for a bonus not to exceed $100,000 per year based on the achievement of specific agreed upon business goals and targets. Under the agreement, we granted Mr. Bambrough an option to purchase 200,000 shares of Common Stock at a price of $4.00 per share. In addition, subject to our board of directors' approval, we must issue to Mr. Bambrough options to purchase a number of shares at least equal to 10% of any future option grants to our employees.

  Stock Option Plan

             On June 1, 1998, our board of directors approved the creation of our 1998 stock option plan. Under our 1998 stock option plan, our board of directors may grant incentive and non-qualified options to acquire up to a total of 1,667,100 shares of common stock to our directors, officers, employees and consultants. To date, our board has granted options to acquire 1,471,800 shares of our common stock.

             On July 21, 2000, our board of directors adopted our 2000 stock incentive plan, subject to approval by our stockholders. Our 2000 stock incentive plan provides for the grant of any or all of the following types of awards:

       stock options, which may be either incentive stock options or non-qualified stock options;

       restricted stock;

       deferred stock; and

       other stock based awards.

             A total of 1,400,000 shares of common stock have been reserved for distribution under our 2000 stock incentive plan. As of November 30, 2000, options to purchase an aggregate of 186,125 shares of our common stock have been granted under our 2000 stock incentive plan, subject to approval by our stockholders.

             We intend to submit to our stockholders a proposal to approve our 2000 stock incentive plan as previously adopted by our board or directors.

             Of the options granted under our plans, options to purchase an aggregate of 800,000 shares have been granted to our officers and directors at exercise prices ranging from $1.50 to $4.00, as follows:

       options to purchase an aggregate of 530,000 shares were granted to Messrs. Sagi, Shai, Tassa, Nazerali, Wilmot, Genoni and Sharabi at an exercise price of $1.50 per share, and options to purchase 70,000 and 200,000 shares were granted to Messrs. Genoni and Bambrough, respectively, at an exercise price of $4.00 per share.

  Indemnification of Directors, Officers and Others

             The Nevada Private Corporation Law provides for the indemnification of directors, officers, agents or employees for expenses including attorneys' fees, judgments and fines incurred in connection with any civil or criminal action, suit or proceeding to which such person was or is made a party, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe that his conduct was unlawful.

             Nevada law also provides for the indemnification of directors, officers, agents or employees for some, but not all, expenses incurred in connection with any action or suit by or in the right of the corporation to procure a judgment in its favor, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation.

             Under Nevada law, discretionary indemnification by a corporation may be made only as authorized by (i) the stockholders; (ii) a majority vote of a quorum of directors that were not party to the action, suit or proceeding; or (iii) independent legal counsel in a written opinion if so ordered by a majority of a quorum of directors not party to the action, suit or proceeding or in the event that a quorum of such directors cannot be obtained.

             Nevada law allows corporations to provide, either in their articles, by-laws or by agreement, for the mandatory payment of expenses of officers and directors, as they are incurred in defending a criminal or civil action, suit or proceeding in advance of a final disposition, provided that the officer or director submits an undertaking to repay any advances if a court of competent jurisdiction ultimately determines that the officer or director was not entitled to be indemnified by the corporation.

             Our articles of incorporation provide, to the fullest extent permitted by Nevada law, for the mandatory indemnification of our officers and directors for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement incurred in connection with a civil or criminal action, suit or proceeding to which the officer or director is or was or is threatened to be made a party.

             Our by-laws further provide for the contractual right to officers and directors to receive mandatory payment of expenses as they are incurred in connection with defending a civil a criminal action, suit or proceeding in advance of final disposition provided that the officer or director provides a written undertaking to repay the advances in the event a court of competent jurisdiction ultimately determines that such officer or director is not entitled to be indemnified by us.

  PRINCIPAL STOCKHOLDERS

             The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of the date of this prospectus for:

       each person or group that we know owns beneficially more than 5% of our common stock;

       each of our directors and executive officers individually; and

       all directors and executive officers as a group.

             We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them except as noted.

             A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by that person, but not those held by any other person, and which are exercisable within 60 days of this prospectus have been exercised and converted. The information presented in the following table assumes approximately 20,345,924 shares of common stock outstanding before any consideration is given to outstanding options, warrants or convertible securities.

             The address for each named individual or group is in care of Intacta Technologies Inc., 235 Peachtree Street, N.E. 2215 North Tower, Atlanta, Georgia 30303.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Outstanding

Corsa S.A. Holdings	4,000,000	19.7
Bank Sarasin and Cie	1,757,000	8.6
Cybermind AG	1,500,000	7.4
Altaf S. Nazerali	278,000	1.4
Noel Bambrough	203,000	*
Menachem Tassa	100,000	*
Marco Genoni	55,000	*
Ross Wilmot	50,000	*
Yechiel Y. Sharabi	33,333	*
Amnon Shai	33,333	*
Yehoshua Sagi	33,333	*
All officers and directors as a group (8 persons)	785,999	3.7

  * Indicates a percentage of beneficial ownership of less than 1% of the shares outstanding.

             Corsa S.A. Holdings is a Luxembourg holding company of which 90% is controlled by Mr. Arie Halpern and 10% is controlled by Shira Advising, Communication and Investments Ltd., a company controlled by Mr. Yechiel Y. Sharabi, a director of Intacta and his wife Hadassa Y. Sharabi. Mr. Halpern, a director and majority shareholder of Corsa, exercises voting and investment power over the shares of Intacta held by Corsa S.A. Holdings.

             Mr. Nazerali's beneficially owned shares include:

       128,000 shares held by Mr. Nazerali; and

       150,000 shares underlying currently exercisable options.

             Mr. Nazerali's beneficially owned shares does not include an aggregate of 282,090 shares and 244,590 shares underlying currently exercisable warrants held by Valor Invest Limited.

             Mr. Nazerali is a director of Valor but has entered into an agreement with the principal owner of Valor not to exercise voting or dispositive power with respect to securities of Intacta held by Valor.

             Mr. Bambrough's beneficially owned shares include:

       3,000 shares held by Mr. Bambrough; and

       200,000 shares underlying currently exercisable options.

             Mr. Tassa's beneficially owned shares represent 100,000 shares underlying currently exercisable options. Mr. Tassa's beneficially owned shares does not include 50,000 shares underlying options which are not currently exercisable.

             Mr. Genoni's beneficially owned shares represent 55,000 shares underlying currently exercisable options. Mr. Genoni's beneficially owned shares does not include 45,000 shares underlying options which are not currently exercisable.

             Mr. Wilmot's beneficially owned shares represent 50,000 shares underlying currently exercisable options.

             Mr. Sharabi's beneficially owned shares include 33,333 shares underlying currently exercisable options. Mr. Sharabi's beneficially owned shares does not include 16,667 shares underlying options which are not currently exercisable.

             Mr. Shai's beneficially owned shares represent 33,333 shares underlying currently exercisable options. Mr. Shai's beneficially owned shares does not include 16,667 shares underlying options which are not currently exercisable.

             Mr. Sagi's beneficially owned shares represent 33,333 shares underlying currently exercisable options. Mr. Sagi's beneficially owned shares does not include 16,667 shares underlying options which are not currently exercisable.

             The beneficially owned shares of our officers and directors as a group include 131,000 shares of our common stock and 654,999 shares of our common stock underlying currently exercisable options. The beneficially owned shares of our officers and directors as a group does not include 145,001 shares underlying options that are not currently exercisable and 282,090 shares and 244,590 shares underlying currently exercisable warrants held by Valor.

  CERTAIN TRANSACTIONS

             On May 31, 1998, we consummated an exchange agreement with Corsa S.A. Holdings, an entity organized under the laws of Luxembourg. Corsa owned 69% of our Common Stock upon closing of the exchange agreement. Corsa is 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investment Ltd., an Israeli corporation controlled by Yechiel Y. Sharabi, one of our directors, and Hadassa Y. Sharabi, Mr. Sharabi's wife. Under the exchange agreement, Corsa transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,000 shares of Common Stock to Corsa. Corsa subsequently sold 7,486,000 of those shares in private transactions, resulting in a decrease of Corsa's ownership to 4,000,000 shares.

             Under the exchange agreement, we agreed with Corsa that our board of directors would be increased from three to seven persons, of which Corsa had the right to appoint five of the initial seven directors. Of the current directors, Messrs. Shai, Sagi and Tassa were designated by Corsa. Under the exchange agreement, we agreed to do the following:

       enter into a stockholders' agreement (which terminated on June 1, 2000) governing the election of directors;

       implement an equity incentive plan; and

       raise $5,000,000 through the sale of our common stock.

             To date we have implemented an equity incentive plan and we have raised approximately $10,791,000 through (i) the sale of 1,000,000 shares of our common stock to MFC Merchant Bank SA in December 1998 for a total of $4,000,000, (ii) the conversion in June 1999 of advances made to us by Valor Invest Limited, an affiliate of Altaf Nazerali, our President and Chief Executive Officer, into 238,000 shares of our Common Stock for approximately $952,000 (described below) and (iii) the sale of 2,333,310 shares of our common stock included in units sold in our private placement which closed in October 2000, for cash and the conversion of substantially all of the principal and accrued interest on bridge notes issued in our bridge financing in May and June 2000.

             From December 1997 through November 1998, Valor loaned us a total of $2,172,000. During 1998 and 1999, we repaid a total of $1,131,000 of these loans. On June 30, 1999, we issued 238,000 shares of common stock to Valor in repayment of the $952,000 of loans, at the rate of $4.00 per share, l eaving a balance of $89,000 owed to Valor. During the first half of 2000, Valor loaned us an additional $406,000. Of the $495,000 principal amount of loans outstanding as of May 31, 2000, $250,000 was converted into 2.5 units, identical to the units issued in our bridge financing in May and June 2000 and the remaining $245,000 of debt was subordinated to the bridge notes. Thereafter, Valor converted the $250,000 principal amount of the notes included in the units acquired in connection with our bridge financing into an aggregate of 83,333 units in our private placement. Upon the closing of our private placement we paid Valor the amount of interest that had accrued on the notes that Valor had converted into units in the private placement. In addition, Valor converted approximately $231,000 of the subordinated debt owed by us to purchase an additional 77,150 units in our private placement.

             Between November 1999 and March 2000, Mr. Nazerali made interest-free advances to us in the aggregate amount of $152,683. This amount was paid in full to Mr. Nazerali.

             During 1999 and 1998, we paid consulting, management and marketing fees to some of its directors or stockholders and/or their affiliates in the following amounts:

       Pensbreigh Holdings Ltd., of which Mr. Nazerali is President and a stockholder, $25,000 during 1998 and $200,000 during 1999;

       Menachem Tassa, our Vice President, Research and Development - $170,000 during 1998 (including accrued fees of $50,000) and $120,000 during 1999; and

       Premier Stratatech, Inc. an affiliate of Dr. Genoni, our Vice President, Marketing - $20,000 during 1998 and $60,000 during 1999 (constituting the payments due under our agreement with Dr. Genoni. See "Management - Employment and Consulting Agreements.").

             We paid approximately $61,000 and $94,000 during 1998 and 1999 to International Portfolio Management Inc., in connection with administrative services provided to us. Altaf S. Nazerali, our President, Chief Executive Officer and a director, is the sole stockholder of International Portfolio Management Inc. Ross Wilmot, our Vice President, Finance and a director, is the Vice President, Finance of International Portfolio Management Inc. Sandra W. Buschau, our Corporate Secretary, is a Vice President of International Portfolio Management Inc.

             In connection with the consummation of our October private placement, Valor, an affiliate of Mr. Nazerali, our President and Chief Executive Officer, participated in the offering for which it received aggregate cash commissions of approximately $194,460 and approximately 21,607 in-kind units as part of its commission, similar in all respects to the units sold in the private placement.

  DESCRIPTION OF SECURITIES

  Common Stock

             We are authorized to issue 100,000,000 shares of common stock, $.0001 par value per share.

             As of December 1, 2000, 20,345,924 shares of our common stock were issued and outstanding and held of record by approximately 81 stockholders.

             Holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences of any outstanding preferred stock, the holders of shares of common stock are entitled to receive any dividends the board of directors declares out of funds legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share all of our assets remaining after payment of liabilities and after giving effect to the liquidation preferences of any outstanding preferred stock. All outstanding shares of Common Stock are fully paid and nonassessable.

  Preferred Stock

             We are authorized to issue 50,000,000 shares of preferred stock, $.0001 par value per share. As of the date of this prospectus, no shares of preferred stock were outstanding.

  Warrants

             We currently have an aggregate of 3,357,724 warrants outstanding, each entitling the holder thereof to purchase one share of our common stock at a price of $3.50 per share subject to adjustment in certain circumstances. These warrants include:

       625,000 warrants issued to subscribers in connection with our bridge financing in May and June 2000;

       250,000 warrants issued to Harmonic Research, Inc., the placement agent of our bridge financing, as consideration for Harmonic acting as placement agent and for performing other consulting services for us;

       62,500 warrants issued to Valor Invest Limited, an affiliate of our President and Chief Executive Officer, in connection with Valor's conversion of an aggregate of $250,000 of debt owed by us into 2.5 units similar to the units that we sold in the bridge financing;

       2,333,310 warrants issued as part of units sold to subscribers in our private placement;

       65,307 warrants issued as part of an in-kind commission to Harmonic Research, Inc. and its designees for acting as placement agent in our private placement; and

       21,607 warrants issued as part of an in-kind commission to Valor for acting as a sub-placement agent in our private placement.

             All of the warrant shares underlying the foregoing warrants have been registered in a registration statement of which this prospectus forms a part, for resale by the selling stockholders named in this prospectus as more fully described below.

             We may redeem the warrants in the event that (a) the closing sale price of our common stock for a period of 20 consecutive trading days on the principal market in which our common stock is then traded equals or exceeds 200% of the then-effective exercise price of the warrants, and (b) the shares of our common stock issuable upon exercise of the warrants are publicly tradeable pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act.

  Registration Rights

             We have filed a registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission under the Securities Act which includes the selling stockholders' shares and warrant shares, in response to receipt of a written request for the registration of the shares and warrant shares from Harmonic Research, Inc., acting as agent for the selling stockholders.

             We have agreed to use our best efforts to keep the registration statement effective so as to permit a public offering and sale of the selling stockholders' shares and warrant shares for a period of at least nine months (but in any event until one year following the date of issuance of the warrants); provided that if, at the conclusion of such period, any of the selling stockholders' shares and warrant shares have not been disposed of by the holders pursuant to the registration statement, and either:

       we are not then in compliance with the reporting requirements of Rule 144 under the Securities Act; or

       the number of warrant shares issuable to any holder upon a cashless exercise (when added to the number of shares held by the holder) exceeds 1% of our then issued and outstanding common stock (calculated on a primary basis), we agree to use our best efforts to keep the registration statement effective until the later of the second anniversary of the date of original issuance of the warrants and the date on which we are in compliance with the reporting requirements of Rule 144 under the Securities Act.

             The selling stockholders have also been granted piggyback registration rights to include their shares and warrant shares in any future registration statement we file in which the selling stockholders' shares and warrant shares are eligible to be included (so long as the selling stockholders' shares and warrant shares are not included in an effective registration statement at that time), subject to standard underwriter carveouts.

  Anti-takeover Effects of Nevada Law

             Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Articles of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for some mergers or exchanges. Under Nevada law, a stockholder does not have the right to dissent with respect to:

       a sale of assets or reorganization, or

       any plan of merger or any plan of exchange, if the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 stockholders, and the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 holders.

             The Nevada Private Corporation Law also has three provisions designed to deter take-over attempts:

             Control Share Acquisition Provisions. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third or a majority of the stock of a corporation, a stockholders meeting must be held after delivery of an "offeror's" statement, at the offeror's expense, so that the stockholders of the corporation can vote on whether the shares proposed to be acquired can exercise voting rights. Except as otherwise provided in a corporation's articles of incorporation, the approval of the majority of the outstanding stock not held by the offeror is required so that the stock held by the offeror will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

             Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities and similar transactions with an "interested stockholder," which is defined as the beneficial owner of 10% or more of the voting power of the corporation, and affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is first approved by the board of directors. After the initial three-year period, any combination must still be approved by a majority of the voting power not beneficially owned by the interested stockholder or the interested stockholder's affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the higher of the highest bid per share of each class or series of shares, including the Common Stock, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares, or for holders of preferred stock, the highest liquidation value of the preferred stock.

             Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interest of the corporation may consider the interest of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation. The directors may also resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interest of the corporation "upon consideration of the interests of the corporation's stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporation's stockholders.

  Transfer Agent and Registrar

             The transfer agent and registrar for our common stock is Corporate Stock Transfer, Republic Plaza, 370 17th Street, Suite 2350, Denver, Colorado, 80202-4614.

  SHARES ELIGIBLE FOR FUTURE SALE

             We have 20,345,924 shares of our common stock issued and outstanding. Approximately 8,437,700 of our outstanding shares are freely tradable without restriction or further registration under the Securities Act.

             All of the remaining 11,908,224 of our outstanding shares of common stock are restricted shares under the terms of the Securities Act, however, approximately 7,858,224 of such restricted shares, including the 2,548,224 selling stockholder shares covered by this prospectus, are currently registered for resale and the balance of restricted shares not registered for resale have been held for more than two years and are available for resale pursuant to Rule 144 promulgated under the Securities Act.

             In addition, up to 3,357,724 shares issuable upon exercise of warrants held by the selling stockholders, which shares are covered by this prospectus, have been registered for resale and , when sold pursuant to this prospectus, will become freely tradable shares. We have granted piggyback registration rights to the holders of shares and warrant shares covered by this prospectus.

             We have granted options to purchase an aggregate of 1,657,925 shares of common stock under our stock option and stock incentive plans. A significant number of shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market.

             Sales of substantial amounts of our common stock in the public market or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

  Rule 144

             In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

       1% of the number of shares of our common stock then outstanding; or

       the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks, preceding the filing of a notice on Form 144 with the SEC concerning that sale.

             Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and to the availability of current public information about us.

             Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

             We have agreed to register the public offering of up to 2,548,224 shares and up to 3,357,724 warrant shares held by the selling stockholders listed below under the Securities Act and to pay all expenses in connection with registering these shares. The shares and warrant shares may be offered and sold pursuant to this prospectus by the selling stockholders. Except with respect to Altaf S. Nazerali, our President and Chief Executive Officer and Valor Invest Limited where Mr. Altaf Nazerali is affiliated, none of the selling stockholders has ever held any position or office with us or had any other material relationship with us. We will not receive any of the proceeds from the sale of the shares or warrant shares by the selling stockholders. The table set forth below provides the following information with respect to each selling stockholder:

       the number of shares of common stock beneficially owned as of November 30, 2000,

       the number of shares and warrant shares to be sold by each of such selling stockholders, and the number of shares (as percentage of the class) to be beneficially owed by such selling stockholders after the completion of the offering assuming all shares and warrant shares included in this prospectus have been sold by the selling stockholder.

             The number of shares and warrant shares shown in the following table as being offered by the selling stockholders does not include such presently indeterminate number of additional shares of our common stock that may be issuable as a result of stock splits, stock dividends and similar transactions or, in the case of warrant shares, the operation of any anti-dilution provisions. Pursuant to Rule 416 under the Securities Act, however, those shares are included in the registration statement of which this prospectus is a part.

             The selling stockholders may sell any or all of their shares or warrant shares listed below from time to time. Accordingly, we cannot estimate how many shares or warrant shares the selling stockholders will own upon consummation of such sales. Also, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares or warrant shares since the date on which the information was provided, in transactions exempt from the registration requirements of the Securities Act.

Selling Stockholders	Beneficial Ownership of Common Stock	Shares to be Sold	Warrant Shares to be Sold	Beneficial Ownership of Common Stock After Offering	Percent of Class

Steven Chrust	25,000	0	25,000	0	*
SMM, LLC	25,000	0	25,000	0	*
Paulista Consulting Group	166,666	83,333	83,333	0	*
Fillini Pier Roberto	30,000	15,000	15,000	0	*
John R. Whitton, Jr.	16,666	8,333	8,333	0	*
Cern Pension Fund	166,666	83,333	83,333	0	*
Nordberg Capital Group Inc.	45,832	16,666	29,166	0	*
Nordberg Capital Inc. Profit Sharing Plan	39,582	16,666	22,916	0	*
Bernard Andersen	158,332	66,666	91,666	0	*
RAB Europe Partners LP	66,666	33,333	33,333	0	*
	48
RAB Europe Fund Ltd.	200,000	100,000	100,000	0	*
Gregory R. Gomes	68,750	25,000	43,750	0	*
Guerilla Partners LP	33,332	16,666	16,666	0	*
Guerilla IRA Partners LP	66,666	33,333	33,333	0	*
Leon Ventures SA	66,666	33,333	33,333	0	*
Anthony G. Langham	91,666	33,333	58,333	0	*
Clifton G. York	45,832	16,666	29,166	0	*
Virginia M. Grady	22,916	8,333	14,583	0	*
Colonial Income Defined Benefit Pension Plan	52,082	16,666	35,416	0	*
Wimerton International Inc.	45,832	16,666	29,166	0	*
Joseph E. Edelman	79,166	33,333	45,833	0	*
Harmonic Associates, L.P.	154,632	64,816	89,816	0	*
Peter & Amory Spizziri	45,832	16,666	29,166	0	*
Arthur C. Nicol	22,916	8,333	14,583	0	*
Morgan Trust Company of the Bahamas as Trustee for BT-2260	66,666	33,333	33,333	0	*
Marathon Development Limited	66,666	33,333	33,333	0	*
Valor Invest Limited	526,680	182,090	244,590	100,000	*
Altaf S. Nazerali	278,000	128,000	0	150,000	*
Dr. Irwin H. Markowitz DDS Retirement Fund	91,666	33,333	58,333	0	*
Safe Investment Anstalt.	316,666	133,333	183,333	0	*
NER Services Inc. Employees Profit Sharing Plan and Trust Dated 6/27/86	91,666	33,333	58,333	0	*
Davos Partners L.P.	183,332	66,666	116,666	0	*
Hans C. Bodmer	66,666	33,333	33,333	0	*
Richard A. Furniss, Jr.	29,166	8,333	20,833	0	*
J & C Resources, LLC	183,332	66,666	116,666	0	*
J.M. Hull Associates L.P.	94,554	34,777	59,777	0	*
Hull Overseas Ltd.	94,554	34,777	59,777	0	*
Whitney Armstrong	16,666	8,333	8,333	0	*
Cosima F. Barone	100,000	50,000	50,000	0	*
Knightsbridge Investment Holdings Ltd.	26,666	13,333	13,333	0	*
Gross Investment Company, L.P.	91,666	33,333	58,333	0	*
Andrew & Tania-Lingos Webb	22,916	8,333	14,583	0	*
Michael G. Chieco	45,832	16,666	29,166	0	*
	49
Dr. J. Edward Willard	91,666	33,333	58,333	0	*
Martin Russell-Jones	33,332	16,666	16,666	0	*
Acanthe Properties Corp.	66,666	33,333	33,333	0	*
Bank SCS Alliance SA	133,332	66,666	66,666	0	*
Banco Del Gottardo	66,666	33,333	33,333	0	*
United Private Management Services	66,666	33,333	33,333	0	*
Bank Julius Baer & Co. Ltd.	330,666	165,333	165,333	0	*
International Management Consultants	16,666	8,333	8,333	0	*
Blue Hill Ventures, LLC	189,110	69,555	119,555	0	*
Helaba (Schweiz) Landesbank Hessen-Thuringen AG	66,666	33,333	33,333	0	*
Kredietbank (Suisse) Lugano SA	133,332	66,666	66,666	0	*
Pictet Global Sector Fund-Telecom	333,332	166,666	166,666	0	*
Ross E. and Marilyn R. Bewley Family Trust	33,332	16,666	16,666	0	*
Harmonic Profit Sharing Plan	67,178	33,589	33,589	0	*
Molumphy Capital Management Profit Sharing Plan	16,666	8,333	8,333	0	*
Harmonic Research, Inc.	331,342	52,921	278,421	0	*
Jerry Freund	18,072	2,786	15,286	0	*
Patrick Anderson	31,200	9,600	21,600	0	*

  *     Indicates a percentage of beneficial ownership of less than 1% of the class of shares outstanding after completion of the offering.

       Valor Invest Limited is an affiliate of Intacta through Altaf S. Nazerali, our President and Chief Executive Officer, who also is a director of Valor. The shares and warrant shares to be sold by Valor pursuant to this prospectus include:

       62,500 shares underlying warrants acquired by Valor in connection with our bridge financing in May and June 2000; and

       21,607 shares and 21,607 shares underlying warrants included in units received as an in-kind commission for performing services as a sub-placement agent in connection with our October private placement.

             The shares to be sold by Valor pursuant to prospectus does not include 100,000 restricted shares which have previously been registered for resale under a separate registration statement.

       Altaf S. Nazerali is our President and Chief Executive Officer and a director. The shares to be sold by him pursuant to this prospectus does not include 150,000 share underlying currently exercisable options held by Mr. Nazerali.

             Pursuant to an agreement by Mr. Nazerali with the principal owner of Valor, Mr. Nazerali does not have any beneficial ownership over shares of Intacta held by Valor.

  Plan of Distribution

             The shares and warrant shares to be sold by the selling stockholders may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares and warrant shares may be sold, without limitation, by:

       a block trade in which a broker or dealer, so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;

       ordinary brokerage transactions and transactions in which the broker solicits purchasers;

       face-to-face transactions between sellers and purchasers without a broker/dealer;

       a combination of any such methods of sale; and

       any other method permitted pursuant to applicable law.

             In effecting sales, brokers or dealers engaged by these selling stockholders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from these selling stockholders in amounts to be negotiated. These brokers or dealers and any other brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with these sales.

  LEGAL MATTERS

             The legality of the common stock offered in the prospectus has been passed upon for Intacta by McDonald Carano Wilson McCune Bergin Frankovich & Hicks, LLP, Reno, Nevada.

  EXPERTS

             The consolidated financial statements of Intacta and its subsidiaries included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

             The combined financial statements of Intacta Delaware Inc. and Intacta Labs, Ltd. included in this prospectus and in the registration statement have been audited by Meredith, Cardozo, Lanz & Chiu, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

  51

  AVAILABLE INFORMATION

             We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in, or annexed as exhibits to, the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the commission.

             Our SEC filings including the registration statement of which this prospectus forms a part and the exhibits filed with it are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

  INDEX TO FINANCIAL STATEMENTS

  Intacta Technologies Inc.
  Financial Statements

  Report of Independent Certified Public Accountants

  To The Board of Directors and Shareholders of
  Intacta Technologies Inc.

  We have audited the accompanying consolidated balance sheets of Intacta Technologies Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The combined statements of operations, stockholders' equity and cash flows of Intacta Delaware Inc. and Intacta Labs, Ltd., the predecessor entities, for the year ended December 31, 1997, were audited by Meredith, Cardozo, Lanz & Chiu LLP (MCLC), whose practice has been combined with our Firm and whose report dated February 20, 1998 included an explanatory paragraph that discussed conditions that raised substantial doubt about the Company's ability to continue as a going concern.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits, and the reports of other auditors, provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intacta Technologies Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and, at December 31, 1999, has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  The 1998 financial statements have been restated for the correction on an error as described in Note 7.

  /s/ BDO Seidman, LLP

  April 14, 2000

  Report of Independent Certified Public Accountants

  To The Board of Directors and Shareholders of
  ITI InfoImaging Technologies, Inc.

  We have audited the combined statements of operations, shareholders' deficiency and cash flows of ITI InfoImaging Technologies, Inc. and Fontech Ltd. for the year ended December 31, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of ITI InfoImaging Technologies, Inc. and Fontech Ltd. for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/ Meredith, Cardozo, Lanz & Chiu, LLP

  San Jose, California
  February 20, 1998

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Consolidated Balance Sheets

December 31,	1999	1998 As Restated (Note 7)
Assets

Current
Cash and cash equivalents	$ 917,400	$3,047,100
Accounts receivable, less allowance for doubtful accounts of $18,400 in 1998	31,700	11,400
Inventories	278,600	298,700
Related party and employee receivables	45,000	44,400
Other	30,800	14,700

Total current assets	1,303,500	3,416,300

Property and equipment, net	156,100	231,700

Other assets, net	111,300	112,700

	$1,570,900	$3,760,700

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Consolidated Balance Sheets

December 31,	1999	1998 As Restated (Note 7)
Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$ 472,400	$ 82,900
Accounts payable - related parties	90,200	10,900
Advances from shareholder	89,000	1,321,000
Accrued expenses	77,800	77,300

Total current liabilities	729,400	1,492,100

Commitments

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $.0001 par value; 100,000,000 shares authorized; 17,909,000 and 17,671,000 shares issued and outstanding, respectively	1,791	1,767
Additional paid-in capital	19,710,553	18,492,199
Deficit	(17,671,200)	(14,053,600)
Unamortized stock compensation	(1,199,644)	(2,171,766)

Total stockholders' equity	841,500	2,268,600

	$ 1,570,900	$3,760,700

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Consolidated Statements of Operations

Years ended December 31,	1999	1998 As Restated (Note 7)	1997
Revenues
Products and components	$ 64,000	$ 89,300	$ 894,900
Royalties from licensing arrangements	73,400	48,500	-

Total Revenues	137,400	137,800	894,900

Operating expenses
Cost of products and components	90,500	336,300	357,500
Research and development (including non-cash compensation expense of $222,400, $129,700 and $0 in 1999, 1998 and 1997 respectively)	1,047,400	903,500	343,200
Sales and marketing	113,200	113,100	297,000
General and administrative (including non-cash compensation expense of $1,016,000, $539,100 and $0 in 1999, 1998 and 1997 respectively)	2,619,800	1,699,400	1,353,100

Total operating expenses	3,870,900	3,052,300	2,350,800

Loss from operations	(3,733,500)	(2,914,500)	(1,455,900)

Other income (expense)
Interest income	104,000	-	-
Interest (expense)	(8,700)	(210,000)	-
Interest expense - stockholder	-	-	(755,300)
Other	21,400	(19,600)	13,100

Total other income (expense)	116,700	(229,600)	(742,200)

Loss before provision for income taxes	(3,616,800)	(3,144,100)	(2,198,100)

Provision for income taxes	800	1,700	1,600

Net loss	$(3,617,600)	$(3,145,800)	$(2,199,700)

Basic and diluted loss per common share	$ (0.20)	$ (0.19)	$ (0.19)

Basic and diluted weighted - average common shares outstanding	17,790,000	16,701,583	11,486,000

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Consolidated Statements of Stockholders' Equity
  Years Ended December 31, 1999, 1998 and 1997

	Common Stock		Additional Paid-in Capital	Unamortized Stock Compensation	Deficit	Total

Balance, December 31, 1996	11,486,000	$1,149	$1,498,851	$-	$(8,708,100)	$(7,208,100)
Net loss	-	-	-	-	(2,199,700)	(2,199,700)

Balance, December 31, 1997	11,486,000	1,149	1,498,851	-	(10,907,800)	(9,407,800)
Contributed capital	-	-	183,600	-	-	183,600
Contributed capital from Principal stockholder for Retirement of debt	-	-	8,929,800	-	-	8,929,800
Common stock issued in Connection with reverse Acquisition	5,185,000	518	1,439,482	-	-	1,440,000
Issuance of common stock in Private Placement, net of issuance costs of $400,000	1,000,000	100	3,599,900	-	-	3,600,000
Stock options granted - As Restated (Note 7)	-	-	2,840,566	(2,840,566)	-	-
Amortization of Stock Options - As Restated (Note 7)	-	-	-	668,800	-	668,800
Net loss - As Restated (Note 7)	-	-	-	-	(3,145,800)	(3,145,800)

Balance, December 31, 1998 As Restated (Note 7)	17,671,000	1,767	18,492,199	(2,171,766)	(14,053,600)	2,268,600
Conversion of debt to equity - Stockholder	238,000	24	952,076	-	-	952,100
Stock options granted	-	-	266,278	(266,278)	-	-
Amortization of stock Options	-	-	-	1,238,400	-	1,238,400
Net loss	-	-	-	-	(3,617,600)	(3,617,600)

Balance, December 31, 1999	17,909,000	$1,791	$19,710,553	$(1,199,644)	$(17,671,200)	$841,500

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Consolidated Statements of Cash Flows

Years ended December 31,	1999	1998 As Restated (Note 7)	1997
Operating activities
Net loss	$(3,617,600)	$(3,145,800)	$(2,199,700)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense	1,238,400	668,800	-
Depreciation and amortization	94,200	92,100	89,200
Provision for bad debts	-	-	54,400
Write-down of inventory	46,100	240,100	-
Write-down of other assets	-	49,000	-
Changes in operating assets and liabilities:
Accounts receivable	(20,300)	184,400	(105,300)
Inventories	(26,000)	(64,100)	71,600
Related party and employee receivables	(600)	(35,100)	58,600
Other current assets	(16,100)	2,600	(11,200)
Accounts payable	468,800	(168,000)	17,100
Accrued interest on advances from shareholder	-	-	568,300
Accrued expenses	500	(112,700)	(17,200)
Deferred revenue	-	(51,300)	(223,900)

Cash used in operating activities	(1,832,600)	(2,340,000)	(1,698,100)

Investing activities
Cash acquired in purchase of business	-	1,440,000	-
Capital expenditures	(18,600)	(191,900)	(22,900)
Other assets	1,400	(8,000)	(70,400)

Cash provided by (used in) investing activities	(17,200)	1,240,100	(93,300)

Financing activities
Contributed capital	-	183,600	-
Net proceeds from private placement	-	3,600,000	-
Advances from shareholder	-	3,062,000	2,064,100
Repayment of shareholder advances	(279,900)	(2,731,000)	-
Repayment of notes payable	-	(136,700)	(161,900)

Cash provided by (used in) financing activities	(279,900)	3,977,900	1,902,200

Net increase (decrease) in cash and cash equivalents	(2,129,700)	2,878,000	110,800

Cash and cash equivalents, beginning of year	3,047,100	169,100	58,300

Cash and cash equivalents, end of year	$ 917,400	$ 3,047,100	$ 169,100

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

  The Company

  Intacta Technologies Inc. (formerly InfoImaging Technologies, Inc.), (the "Company"), a Nevada corporation, was incorporated in October 1997.

  On May 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of Intacta Delaware Inc.(formerly ITI InfoImaging Technologies, Inc.) (Intacta), a Delaware corporation, and Intacta Labs Ltd. (formerly Fontech Ltd.) (Intacta Labs) in exchange for 11,486,000 shares of the Company's $.0001 par value common stock valued at $1. The valuation of Intacta and Intacta Labs equated to the approximate aggregate accumulated deficits of the two companies to that date. The two companies agreed to accept the per common stock value which approximated the market trading value at the time of the initial discussions and signing of the letter of intent. For accounting purposes, the acquisition has been treated as the acquisition of the Company by Intacta and Intacta Labs, with the combined entity of Intacta and Intacta Labs, companies under common control, as the acquirer (reverse acquisition). As such, in conjunction with the acquisition, the historical financial statements of the acquirer replaced the historical financial statements of the Company. Since the Company prior to the reverse acquisition was a public shell c orporation with no significant operations, pro forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of Intacta. The shares held by the shareholders of the Company prior to the acquisition (5,185,000 shares) have been recognized as if they were issued in connection with the acquisition of the Company by Intacta. As the former shareholder of Intacta and Intacta Labs received approximately 69% of the shares in the Company immediately after the acquisition, the financial statements for periods prior to the recapitalization are those of Intacta and Intacta Labs.

  Intacta was incorporated in September 1994. The Company ceased production and marketing of its advanced compression and imaging technology products used for transmitting and storing information to begin development of new products based on the Company's patented core technology. The Company has certain licensing arrangements in place to third parties for the use of this proprietary technology.
  Intacta Labs, an Israeli corporation, began operations in June 1992. The Company conducts product research, development and manufacturing in the high tech area of Beer Sheva, Israel, and is currently conducting research into even greater time and cost savings techniques for easily transmitting and storing data in secure formats.

  Consolidation and Combination

  The accompanying consolidated financial statements for the years ended December 31, 1999 and 1998 include the amounts of the Company and its wholly owned subsidiaries. The financial statements are combined in accordance with Accounting Research Bulletin No. 51 for the year ended

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  December 31, 1997 and include the amounts of Intacta and Intacta Labs, companies under common control. All intercompany accounts and transactions have been eliminated in the consolidated and combined financial statements. All references to December 31, 1999 and 1998 reflect consolidated financial statements while references to December 31, 1997 reflect combined financial statements.

  Basis of Presentation

  The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has a deficit of $17,671,200 as of December 31, 1999, and incurred losses of $3,617,600, $3,145,800 and $2,199,700 for the years ended December 31, 1999, 1998 and 1997, respectively. These losses were caused by the realization in 1997 that the market potential for the Company's primary product and other related products was less than forecasted. During 1998 and 1999 the Company's marketing and sales efforts were reduced and the Company focused its efforts on design revisions to its core applications without the benefit of cash flow from operations. As a result, the Company has absorbed significant cash in its day to day operations and expects to continue to absorb cash in its operations during 2000.

  These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing as may be required and ultimately to attain profitability. The Company is actively marketing its new products, which it believes will ultimately lead to profitable operations, and is seeking to raise additional funds through the issuance of equity sufficient to sustain product development activities, marketing functions and ultimately to enable the Company to increase revenues. If this plan materializes as expected, the Company anticipates viability for the year 2000 and beyond, though there can be no assurance that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

  Cash and Cash Equivalents

  For purposes of the consolidated and combined statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment

  Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related asset, generally three to seven years.

  Other Assets

  Other assets, consisting principally of patents, are amortized on a straight-line basis over the estimated useful life of the patents, generally ten years. As of December 31, 1999 and 1998, accumulated amortization aggregated approximately $66,600 and $55,500, respectively.

  Long-Lived Assets

  Long-lived assets, such as patents and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

  Software Development Costs In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, costs related to the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverabilty. To date, the Company has not had a general release of any of its new products nor has it received overall market acceptance. Therefore, the Company has not capitalized any software development costs related to its products, since the time period between technological feasibility and the general release of a market accepted product is not significant.

  Revenue Recognition

  The Company's revenue recognition policies are in compliance with generally accepted accounting principles including Statement of Position

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  (SOP) 97-2, Software Revenue Recognition. As such, the Company recognizes product revenue upon shipment if persuasive evidence of an arrangement exists, delivery has occurred, the fees are fixed and determinable and collectibility is probable. During 1997 and 1998, a majority of revenues were derived from the shipment of product, a portion of which was sold through resellers and distributors. Appropriate reserves were considered to effectively defer revenue recognition when material amounts of inventory had not been sold through to the end user. Generally, the right of return of these products was of short duration (90 days). No provision for estimated product returns was necessary based on historical experience.

            Maintenance and support arrangements and other post-delivery obligations are insignificant to the Company's revenues.

            License revenues are recognized based on actual sales of the licensed software by the customer/licensee and therefore are not recognized as revenue until reported by the customer/licensee. This is the time at which the Company believes that revenue recognition in accordance with SOP 97-2, as described above, has occurred. Support revenue is not integral to the functionality of the licensed software and is billed and recognized as incurred.

  Advertising Costs

  The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 1998 and 1997 were approximately $48,100 and $261,000, respectively. There were no advertising costs during the year ended December 31, 1999.

  Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

  Loss Per Share

  Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period, if dilutive.

  As a result of losses incurred during the years ended December 31, 1999 and 1998, 1,375,000 and 1,005,000 stock options, respectively were antidilutive and accordingly, were excluded from the computation of loss per share. There were no common equivalent shares outstanding during the year ended December 31, 1997.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impact of Recently Issued Accounting Standards

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or results of operations.

  Foreign Currency

  The Company has designated the U.S. dollar as its functional currency for Intacta Labs, a foreign subsidiary. Financial statements of this subsidiary are translated into U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and related elements of expense. Sales and other expenses are translated at rates that approximate the rates in effect on the translation dates. Immaterial translation gains and losses are included in the consolidated and combined statement of operations.

  Fair Values of Financial Instruments

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents

  The carrying amount reported in the consolidated and combined balance sheets for cash and cash equivalents approximate fair values.

  Short-term debt:

  The fair value of short-term debt approximates cost because of the short period of time to maturity.

  As of December 31, 1999 and 1998, the fair values of the Company's financial instruments approximate their historical carrying amounts.

  Reclassifications

  Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

2. Inventories

  As of December 31, 1999 and 1998, inventories were comprised of:

                                                                             1999                       1998

  Components                                             $233,600                $181,000
  Work in process                                           45,000                    59,100
  Finished products                                                   -                    58,600
                                                                      $278,600                $298,700

  Inventories at December 31, 1999 and 1998 relate substantially to computer chips and boards appropriately capitalized in accordance with SFAS No. 2, Accounting for Research and Development Costs which allows for the capitalization of materials if they have alternative future uses. The Company believes this to be the case in regards to these inventories.

  During 1999 and 1998, the Company wrote-off approximately $46,100 and $240,100, respectively, of its inventory due to reduced sales and obsolescence, which is included in cost of products and components.

3. Property and Equipment	As of December 31, 1999 and 1998, property and equipment was comprised of

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

1999 1998 Equipment $459,300 $405,800 Furniture and fixtures 48,100 58,900 Vehicles 14,100 38,200 521,500 502,900 Less accumulated depreciation (365,400) (271,200) $156,100 $231,700
4. Advances from Shareholder

  Advances from shareholder represent non-interest bearing cash advances for operating expenses that are due upon demand. During the year ended December 31, 1999, the Company converted $952,100 of such debt into 238,000 shares of common stock. During the year ended December 31, 1998, the Company received additional paid-in capital in exchange for the retirement of $8,929,800 of debt. The 1998 debt included accrued interest of approximately $1,200.000.

5. Accrued Expenses

  As of December 31, 1999 and 1998, accrued expenses were comprosed of

                                                                             1999                       1998

  Salaries and related expenses                 $32,900                   $45,500
  Severance                                                     27,800                     23,300
  Vacation                                                        16,900                       6,800
  Other                                                                   200                       1,700
                                                                       $77,800                   $77,300

6. Commitments

  Leases

  The Company leases its facilities and certain equipment under operating leases, which expire through August 2000. The facility leases require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes, and insurance costs. Rent expense related to these operating leases was $135,709 and $111,400 and $120,500 for the years ended December 31, 1999, 1998 and 1997, respectively.

7. Stock Option Plan and Restatement of 1998 Financial Statements

  In June 1998, the Company adopted its 1998 Incentive Stock Option Plan (ISO) and Non-qualified Stock Option Plan (NSO) (collectively the "Plan") that provides for the granting of stock options to employees, directors, officers, outside consultants and other third parties. Options vest over a

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  maximum of five years and expire in a maximum of ten years. The Company has reserved 1,667,100 shares of its common stock for issuance under the Plan.

  The Plan indicates that the options shall be granted at prices of at least 100% of the fair market value of the common shares on the date of the grant or, in the case of greater than ten percent shareholders, of at least 110% of the fair market value. Notwithstanding the foregoing, a majority of the options were actually issued at a discount from fair market value. As options were originally reported in error to have been granted at fair market value in 1998, the Company has restated its 1998 financial statements to properly reflect compensation expense that results from options being granted at a discount. The fair market value of options granted in 1998 was improperly reported to be $1.50 per share while actual fair market values ranged from $4.00 - $4.28 per share. The effect of the restatement on 1998 operating results is to increase operating expenses, loss from operations, net loss and deficit by $668,800 and to increase basic and diluted loss per share by $(0.04) as follows:

                                                          As Reported          As Restated

  Operating expenses                         $ 2,383,500             $ 3,052,300

  Loss from operations                     $ (2,245,700)          $ (2,914,500)

  Net loss                                            $ (2,477,000)          $ (3,145,800)

  Basic and diluted loss
  per common share                                    $(0.15)                    $(0.19)

            A summary of stock option transactions for the above plan follows:

                                                                                                  Weighted                                                                                                            Average
                                                                        Number of                   exercise                                                                               shares                        price

  Outstanding at
     December 31, 1997                                                     -                               -
  Granted                                                                     1,005,000               $1.50

  Outstanding at
     December 31, 1998                                               1,005,000                 1.50
  Granted                                                                        370,000                 3.49

  Outstanding at
     December 31, 1999                                               1,375,000               $2.03

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

Weighted Average Number of exercise Options exercisable shares price December 31, 1998 410,000 1.50

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  Required disclosures for options outstanding at December 31, 1999 are as follows:

                                            Number     Weighted average
                                outstanding at     remaining            Weighted average
                                 December  31,     contractual life            exercise price
  Exercise price                       1999

  $1.50                               1,080,000     2.05                                              $1.18
  $4.00                                  295,000     2.05                                              $0.85
  $1.50-4.00                       1,375,000    1.33                                              $2.03

  The weighted average fair value of all options, calculated using the Black-Scholes Option Pricing Model, granted during 1999 and 1998 is $0.42 and $2.21 per share, respectively.

  The Company applies both Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations and SFAS No. 123, Accounting for Stock-Based Compensation in accounting for its stock option plans. Options granted to employees and directors are accounted for under APB No. 25 and compensation expense is recognized for the intrinsic value of the options granted. Options granted to all others are accounted for in accordance with SFAS No. 123 and compensation expense is recognized for the fair value of the options granted. SFAS No. 123 also requires that the Company provide pro forma information regarding the net loss as if the compensation cost for the Company's Plan had been determined in accordance with the fair market value method for all options. The Company estimates the fair value of all stock options at the grant date using the Black Scholes option pricing model with the following weighted average assumptions for 1999 and 1998 (years in which options were granted): Dividend yield of 0 in both years; expected volatility of 40% in both years; risk-free interest rate of 5.23% in 1999 and 5.47% in 1998; and an expected life of 2.61 years in 1999 and 2.55 years in 1998.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

	Under the accounting provisions of SFAS No. 123, the Company's net loss and basic and diluted loss per common share would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31,	1999	1998	1997

	Net loss, as reported	$(3,617,600)	$(3,145,800)	$(2,199,700)
	Pro forma	(3,736,400)	(3,183,000)	(2,199,700)

	Basic and diluted loss per share, as reported	$(0.20)	$(0.19)	$(0.19)
	Pro forma	(0.21)	(0.19)	(0.19)

8. Related Party Transactions

  During 1999 and 1998, the Company received administrative, consulting, management and marketing services from several organizations that are owned by directors or shareholders of the Company. These services aggregated approximately $346,300 and $294,200 for the years ended December 31, 1999 and 1998, respectively of which $226,300 and $229,500 have been included in research and development expenses and $120,000 and $64,700 have been included in general and administrative expenses. There were no similar related party transactions for the year ended December 31, 1997.

9. Income Taxes	For the years ended December 31, 1999, 1998 and 1997, the provision for income taxes consists of current minimum state taxes.
	The following table summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate of 34% in 1999, 1998 and 1997 to loss before income taxes:
	Years ended December 31,	1999	1998 As Restated (Note 7)	1997

	Federal income tax at benefit statutory rate	$(1,229,700)	$(1,069,000)	$(747,300)
	State income tax benefit, net of federal tax benefit	(210,900)	(183,300)	(128,100)
	Foreign operations not subject to taxes	316,700	277,000	179,100
	Tax benefits not currently recognizable	(4,600)	90,100	122,400
	Change in valuation allowance	1,129,300	886,900	575,500

		$800	$1,700	$1,600

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

	As of December 31, 1999 and 1998, deferred tax assets (liabilities) comprised the following:
		1999	1998

	Net operating loss carryforward	$ 4,602,500	$3,965,000
	Stock option compensation not currently deductible	764,800	268,200
	Accumulated depreciation and amortization and other	13,300	10,300

	Total deferred tax assets	5,380,600	4,243,500

	Reserves not currently Deductible	(204,000)	(193,500)
	Other, net	-	(2,700)

	Total deferred tax liabilities	(204,000)	(196,200)

	Net deferred tax asset	5,176,600	4,047,300
	Valuation allowance	(5,176,600)	(4,047,300)

		$-	$-

  The Company has net operating loss carryforwards available to reduce future taxable income, if any, of approximately $12,399,300, $5,892,400 and $3,760,000 for Federal, California state and foreign tax purposes, respectively. The benefits from these carryforwards expire through 2014. As of December 31, 1999, management believes it cannot be determined that it is more likely than not that these carryforwards and its other deferred tax assets will be realized, and accordingly, fully reserved for these deferred tax assets.

Employee Profit Sharing Plan

  The Company has a profit sharing plan covering all eligible employees meeting certain age and service requirements. Under the profit sharing plan, the Board of Directors, at their election, can authorize contributions up to a maximum of 3% of eligible participants' total compensation. For the years ended December 31, 1998 and 1997, the Company contributed $2,500 and $9,800, respectively. The Company made no contributions for the year ended December 31, 1999.

11. Major Customers and Export Sales	Major Customers During 1999, two customers accounted for approximately 53% and 40% of net sales.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  During 1998, four customers accounted for approximately 27%, 26%, 15% and 12% of net sales. The customer with 27% of net sales had an accounts receivable balance of $7,200 as of December 31, 1998, while the other major customers had no outstanding balance.

	During 1997, two customers accounted for approximately 14% and 11% of net sales, with accounts receivable of $5,400 and $28,800 as of December 31, 1997, respectively.

	Geographic Segments The following table presents sales and other financial information of Intacta Labs, located in Israel, for the years ended December 31, 1999, 1998 and 1997:

	Years ended December 31,	1999	1998	1997

	Sales to unaffiliated customers	$ 54,400	$ -	$ 26,100

	Inter-area sales to affiliates	$ -	$ 49,900	$ 714,100

	Operating losses	$(783,000)	$ (601,600)	$ (272,900)

	Long-lived assets (gross)	$ 363,700	$ 325,200	$ 185,500

	Export Sales

	Years ended December 31,	1999	1998	1997

	Far East	-	$ 78,400	$92,100
	Africa/Middle East	-	-	25,700
	Other	$54,400	-	12,900

		$54,400	$78,400	$130,700

12. Concentration of Credit Risk

  Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions and, by policy, limits the amounts of credit exposure to any one financial institution.

  Intacta Technologies Inc.
  (fka InfoImaging Technologies,Inc.)

  Notes to Consolidated Financial Statements

  As of December 31, 1999 the Company's accounts receivable are limited. However, the Company believes any risk of accounting loss is significantly reduced due to provisions considered at the date of sale for returns and allowances and ongoing credit evaluations of its customers' financial condition as deemed necessary. The Company generally does not require cash collateral or other security to support customer receivables.

13. Statement of Cash Flows	Cash was paid during the years ended December 31, 1999, 1998 and 1997 for:

		1999	1998	1997

	Income taxes	$800	$ 1,700	$ 1,600

	Interest	$ -	$68,300	$52,100

  During the years ended December 31, 1999 and 1998, the Company's non-cash financing activities included increases of additional paid-in capital in exchange for the retirement of debt in the amount of approximately $952,100 and $8,929,800, respectively. There were no non-cash activities in the year ended December 31, 1997.

14. Subsequent Events

  In February 2000, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 to register 8,874,000 common shares. The related prospectus is solely for the purpose of selling shareholders and thus the Company will not receive any proceeds from the sale of stock being offered. The registration is currently being reviewed by the SEC and there can be no assurances as to if and when the registration may become effective.

  INTACTA TECHNOLOGIES INC.
  CONSOLIDATED BALANCE SHEETS
	Sep 30, 2000 (unaudited)	Dec 31, 1999

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,711,900	$917,400
Accounts receivable	107,200	31,700
Inventories	225,400	278,600
Related party and employee receivables	--	45,000
Other	77,900	30,800

Total current assets	2,122,400	1,303,500

Property and equipment, net	119,000	156,100

Other assets, net	122,900	111,300

	$2,364,300	$1,570,900

  INTACTA TECHNOLOGIES INC.
  CONSOLIDATED BALANCE SHEETS
	Sep 30, 2000 (unaudited)	Dec 31, 1999

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Bridge loan financing	$2,701,500	$--
Accounts payable	207,300	472,400
Accounts payable - related parties	140,300	90,200
Advances from shareholder	245,000	89,000
Accrued expenses	91,200	77,800

Total current liabilities	3,385,300	3,385,300

Total liabilities	3,385,300	729,400

STOCKHOLDERS' EQUITY
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	--	--
Common stock, $.0001 par value; 100,000,000 shares authorized; 17,909,000 and 17,909,000 shares issued and outstanding, respectively	1,791	1,791
Additional paid-in capital	20,128,865	19,710,553
Deficit	(20,677,600)	(17,671,200)
Unamortized stock compensation	(474,056)	(1,199,644)

Total stockholders' equity	(1,021,000)	841,500

	$$2,364,300	$$1,570,900

  INTACTA TECHNOLOGIES INC.
  CONSOLIDATED STATEMENTS OF OPERATIONS
  FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
  (Unaudited)
	Three Months Ended		Nine Months Ended

	September 30, 2000	September 30, 1999	September 30, 2000	September 30, 1999

Revenues
Products and components	$32,500	$38,500	$284,300	$103,500
Royalties from licensing arrangements	24,400	--	81,100	12,800
Consulting fee revenue	4,000	--	329,300	--

Total revenues	60,900	38,500	694,700	116,300

Operating expenses
Cost of products and components	16,800	--	113,200	--
Research and development (including non-cash compensation expense in 2000 and 1999, respectively for the three months ended September 30 ($90,400, $90,400) and for the nine months ended September 30 ($271,200, $271,200)	320,600	366,000	929,200	889,300
Sales and marketing (including non-cash compensation expense in 2000 and 1999, respectively for the three months ended September 30 ($9,700, $0) and for the nine months ended September 30 ($61,800, $0)	360,000	33,800	844,600	81,100
General and administrative (including non-cash compensation expense in 2000 and 1999, respectively for the three months ended September 30 ($143,200, $232,200) and for the nine months ended September 30 ($534,500, $644,800)	637,300	606,800	1,567,300	1,789,600

Total operating expenses	1,334,700	1,006,600	3,454,300	2,760,000

Loss from operations	(1,273,800)	(968,100)	(2,759,600)	(2,643,700)

Other income (expense)
Interest income	23,500	16,500	57,500	88,500
Interest (expense)	(282,800)	(7,900)	(303,400)	(8,300)

Loss before provision for income taxes	(1,533,100)	(959,500)	(3,005,500)	(2,563,500)
Provision for income taxes	--	3,000	900	6,600

Net loss	$(1,533,100)	$(962,500)	$(3,006,400)	$(2,570,100)

- Basic and diluted loss per common share	$(0.09)	$(0.05)	$(0.17)	$(0.14)

- Basic and diluted weighted - average common shares outstanding	17,909,000	17,673,615	17,909,000	17,752,077

  See accompanying notes to consolidated financial statements

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
  (Unaudited)
	Three Months Ended		Nine Months Ended

	September 30, 2000	September 30, 1999	September 30, 2000	September 30, 1999

Operating activities:
Net loss	(1,533,100)	(962,500)	(3,006,400)	(2,570,100)
Adjustments to reconcile net loss to cash used in operating activities
Non-cash compensation expense	243,300	322,600	867,500	916,000
Depreciation and amortization	232,200	14,400	287,300	73,800
Changes in operating assets and liabilities:
Accounts receivable	(46,500)	(12,800)	(77,600)	28,300
Inventories	--	--	53,200	(8,700)
Accounts payable	38,900	241,600	(214,800)	260,000
Accrued expenses	75,700	--	13,400	--

Cash (used in) operating activities	(989,500)	(396,700)	(2,077,400)	(1,300,700)

Investing activities
Capital expenditures	(25,000)	12,500	(54,700)	(22,700)

Cash provided by (used in) investing activities	(25,000)	12,500	(54,700)	(22,700)

Financing activities
Common stock	--	--	--	--
Advances from shareholder	--	--	704,500	--
Bridge loan financing	--	--	2,770,600	--
Advance conversion	--	--	(250,000)	--
Repayment of shareholder advances	--	--	(298,500)	(280,000)

Cash provided by (used in) financing activities	--	--	2,926,600	(280,000

Increase/(decrease) in cash	(1,014,500)	(384,200)	794,500	(1,603,400)
Cash, beginning of period	2,726,400	1,827,900	917,400	3,047,100

Cash, end of period	$1,711,900	$1,443,700	$1,711,900	$1,443,700

  See accompanying notes to consolidated financial statements

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  1.     Summary of Significant Accounting Policies

  The Company

  Intacta Technologies Inc. ("Intacta"), a Nevada corporation, was incorporated in October 1997.

  In May 1998, Intacta acquired Intacta Delaware Inc. ("Intacta Delaware"), a Delaware corporation, and Intacta Labs Ltd. (formerly Fontech Ltd.) ("Intacta Labs").

  Intacta is headquartered in Atlanta, Georgia with its research and development facilities in Beer Sheva, Israel. The Company develops and markets technologies designed to bridge enterprise communications and information management systems across digital and non-digital media. INTACTA.code™, the Company's flagship technology, is platform independent, language transparent, and is designed to integrate with existing enterprise communications and information management systems requiring enhancements to secure transmission and device handling on any number of handheld platforms, including Windows CE and Palm OS. Intacta licenses its technology to third party solution providers such as independent software developers and systems integrators, to market as a stand-alone module for seamless and transparent integration within any application.

  Consolidation

  The accompanying consolidated financial statements for the three and nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

  Revenue Recognition

  The Company's revenue recognition policies are in compliance with generally accepted accounting principles including Statement of Position (SOP) 97-2, Software Revenue Recognition. As such, the Company recognizes product revenue upon shipment if persuasive evidence of an arrangement exists, delivery has occurred, the fees are fixed and determinable and collectability is probable. Appropriate reserves are considered to effectively defer revenue recognition when material amounts of inventory have not been sold through to the end user. Generally, the right of return of these products is of short duration (90 days). No provision for estimated product returns has been necessary based on historical experience.

  Maintenance and technical support arrangements and other post-delivery obligations are insignificant to the Company's revenues.

  License revenues are recognized based on actual sales of the licensed software by the customer/licensee and therefore are not recognized as revenue until reported by the customer/licensee. This is the time at which the Company believes that revenue recognition in accordance with SOP 97-2, as described above, has occurred. Technical support revenue is not integral to the functionality of the licensed software and is billed and recognized as incurred.

  Revenues for consulting services are recognized as the services are performed, as performance patterns are considered discernible.

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

    Summary of Significant Accounting Policies, Cont'd
  Software Development Costs

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, costs related to the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. To date, the Company has not had a general release of any of its new products nor has it received overall market acceptance. Therefore, the Company has not capitalized any software development costs related to its products, since the time period between technological feasibility and the general release of a market accepted product is not significant.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Loss Per Share

  Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period, if dilutive. As a result of net losses incurred for the periods presented, potentially dilutive common shares were anti-dilutive and, accordingly, were excluded from the computation of loss per share.

  2.     Bridge Financing

  During the quarter ended June 30, 2000, the Company completed a bridge financing in which 25 bridge units were issued. Each unit consisted of a $100,000 bridge note and warrant to purchase 25,000 shares of common stock at an exercise price of $3.50 per share. Aggregate gross proceeds were $2,500,000. A discount of $276,000 for the fair value of the detachable warrants was recognized concurrent with this transaction. As part of this transasction, other short term debt in the amount of $250,000 was exchanged for 2.5 units.

  3.     Warrants:

  During the quarter ended June 30, 2000, the Company issued an aggregate of 250,000 warrants to a third party and its designees, which are exercisable at a price of $3.50 per share for services to be rendered during 2000.

  4.     Private Placement Offering:

  Subsequent to September 30, 2000, we completed a private placement of approximately 2,333,310 Units each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $3.50 per share resulting in proceeds of $7 million. Approximately $2.5 million of the gross proceeds resulted from an exchange by the holders of Bridge Notes (discussed above) of the principal amount of their notes into Units in the private placement. The securities sold in the offering have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

  PART II

   ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by Intacta Technologies Inc. The selling stockholders will not be responsible for any expenses in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee.

SEC Registration fee	$ 1,875.92
Accounting fees and expenses	$ **
Legal fees and expenses	$ **
Printing and engraving	$ **
Miscellaneous expenses	$ **
Total	$ **

  ** To be provided by amendment.

  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Nevada Private Corporation Law ("Nevada Law") provides for the indemnification of directors, officers, agents or employees for expenses including attorneys' fees, judgments and fines incurred in connection with any civil or criminal action, suit or proceeding to which such person was or is made a party, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe that his conduct was unlawful.

  Nevada Law also provides for the indemnification of directors, officers, agents or employees for some, but not all, expenses incurred in connection with any action or suit by or in the right of the corporation to procure a judgment in its favor, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation.

  Under Nevada Law, discretionary indemnification by a corporation may be made only as authorized by (i) the stockholders; (ii) a majority vote of a quorum of directors that were not party to the action, suit or proceeding; or (iii) independent legal counsel in a written opinion if so ordered by a majority of a quorum of directors not party to the action, suit or proceeding or in the event that a quorum of such directors cannot be obtained.

  Nevada Law allows corporations to provide, either in their articles, by-laws or by agreement, for the mandatory payment of expenses of officers and directors, as they are incurred in defending a criminal or civil action, suit or proceeding in advance of a final disposition, provided that the officer or director submits an undertaking to repay any advances if a court of competent jurisdiction ultimately determines that the officer or director was not entitled to be indemnified by the corporation.

  Our Articles of Incorporation provide, to the fullest extent permitted by Nevada Law, for the mandatory indemnification of our officers and directors for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement incurred in connection with a civil or a criminal action, suit or proceeding to which the officer or director is or was or is threatened to be made a party.

  Our By-Laws further provide for the contractual right to officers and directors to receive mandatory payment of expenses as they are incurred in connection with defending a civil or a criminal action, suit or proceeding in advance of final disposition provided that the officer or director provides a written undertaking to repay the advances in the event a court of competent jurisdiction ultimately determines that such officer or director is not entitled to be indemnified by us.

  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

             On November 8, 1997, we issued 4,000,000 common shares on a private placement basis to seventeen institutional investors for an aggregate offering price of $600,000 in cash. We issued an additional 60,000 common shares to two agents, West America and Christopher Dieterich, as payment for commissions and fees in connection with the offering.

             On December 8, 1997, we issued 975,000 common shares on a private placement basis to eight institutional investors for an aggregate offering price of $390,000 in cash.

             On April 30, 1998, we issued 117,000 common shares on a private placement basis to Gestibroker Consulting for an aggregate offering price of $351,000 in cash.

             On May 12, 1998, we issued 33,000 common shares on a private placement basis to Francis Pizzulli for an aggregate offering price of $99,000 in cash.

             On May 31, 1998, under an Exchange Agreement between us and Corsa S.A. Holding ("Corsa"), we issued 11,486,000 common shares on a private placement basis to Corsa in exchange for the transfer of 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd.

             On December 31, 1998, we issued 1,000,000 common shares in a private placement to MFC Merchant Bank S.A. for an aggregate offering price of $4,000,000 in cash. Under an Agency Agreement dated October 23, 1998, we paid $400,000 to Barons Financial Services (U.K.) Ltd., the agent for the offering.

             On June 30, 1999, we issued 238,000 shares of common stock in a private placement to Valor Invest Limited in repayment of a loan of $952,000 pursuant to a loan conversion at the rate of $4.00 per share.

             In May and June 2000, we issued 25 Bridge Units for aggregate gross proceeds of $2,500,000. Each Bridge Unit was comprised of (i) a 12% senior promissory note in the principal amount of $100,000 and (ii) 25,000 warrants, each to purchase one share of our common stock at a price of $3.50 per share. In connection with the sale of Bridge Units, we issued Harmonic Research, Inc., the placement agent for such offering, 250,000 warrants each to purchase one share of our common stock at $3.50 per share as consideration for its services and for performing other consulting services for us.

             In June of 2000, Valor Invest Limited converted an aggregate of $250,000 of debt into 2.5 Valor Units which were similar in all respects to the Bridge Units issued in May and June 2000.

             In October 2000, we issued an aggregate of 2,333,310 Private Placement Units for aggregate gross proceeds of $7,000,000. Each Private Placement Unit was comprised of (i) one share of our common stock, and (ii) one warrant to purchase one share of our common stock at a price of $3.50 per share. In connection with the Private Placement we issued an aggregate of 86,914 units, similar in all respects to the Private Placement Units, to certain persons and entities as an "In-Kind" commission for their participation in the placement of the offering.

             With the exception of (i) the May 12, 1998 offer and sale of securities, (ii) the bridge financing in May and June 2000, and (iii) the October 2000 private placement, we relied on the exclusion from registration provided by Regulation S under the Securities Act of 1933, in connection with the offer and sale of securities in the above transactions. In connection with (i) the May 12, 1998 offer and sale of securities, (ii) the bridge financing in May and June 2000, and (iii) the October 2000 private placement we relied on the exemption from registration provided by Section 4(2) and Regulation D under the Securities Act for transactions by an issuer not involving a public offering.

  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits .
Exhibit	Description of Exhibit
3.1	Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc. (1)
3.2	Bylaws of Intacta Technologies Inc. (1)
4.1	Specimen Stock Certificate (1)
5.1	Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP*
10.1	Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc. (1)
10.2	Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant (1)
10.3	Form of Lease Agreement dated November ___, 2000, between the registrant and North Atlanta Realty Acquisition Company, Inc.
10.4	Form of Tenancy Agreement dated August 1, 2000, between Intacta Labs Ltd. and Hakirya Towers Beer Sheva Ltd.
10.5	1998 Stock Option Plan (1)
10.6	Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd. (1)
10.7	Letter Agreement dated September 30, 1998, between registrant and Marco Genoni (1)
10.8	Agreement dated March 31, 1999, between registrant and Noel R. Bambrough (1)
10.9	Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings (1)
10.10	Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd. (1)
10.11	2000 Stock Incentive Plan
10.12	License Agreement dated March 31, 2000 between registrant and Kforce Consulting
10.13	License Agreement dated April 17, 2000 between the registrant and Systems Nakashima Co., Ltd.+
10.14	License Agreement dated June 30, 2000 between the registrant and Intertek Testing Systems International Ltd.+
21.1	List of subsidiaries of registrant
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Meredith, Cardozo, Lanz & Chin, LLP
23.2	Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)
  _________________
  * To be filed by amendment.

  (1) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-30400).

  + Filed in redacted form pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Copies of the exhibit containing the redacted portions have been filed separately with the Securities and Exchange Commission subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act.

  ITEM 17. UNDERTAKINGS.

             The undersigned registrant hereby undertakes:

          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, Province of British Columbia on November 30, 2000.

  INTACTA TECHNOLOGIES INC.
   By: /s/ Altaf S. Nazerali
      Name: Mr. Altaf S. Nazerali
      Title: President and Chief Executive Officer

             KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Altaf S. Nazerali and Ross Wilmot, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

             PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED BELOW.
SIGNATURE	TITLE	DATE
Yehoshua Sagi	Chairman of the Board	November 30, 2000
/s/ Altaf S. Nazerali Altaf S. Nazerali	President, Chief Executive Officer and Director	November 30, 2000
/s/ Noel Bambrough Noel Bambrough	Executive Vice President, Chief Operating Officer and Director	November 30, 2000
/s/ Menachem Tassa Menachem Tassa	Vice President, Research and Development and Director	November 30, 2000
/s/ Ross Wilmot Ross Wilmot	Vice President, Finance and Director	November 30, 2000
Yechiel Y. Sharabi	Director	November 30, 2000
Amnon Shai	Director	November 30, 2000

  EXHIBIT INDEX

Exhibit	Description of Exhibit
3.1	Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc. (1)
3.2	Bylaws of Intacta Technologies Inc. (1)
4.1	Specimen Stock Certificate (1)
5.1	Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP*
10.1	Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc. (1)
10.2	Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant (1)
10.3	Form of Lease Agreement dated November ___, 2000, between the registrant and North Atlanta Realty Acquisition Company, Inc.
10.4	Form of Tenancy Agreement dated August 1, 2000, between Intacta Labs Ltd. and Hakirya Towers Beer Sheva Ltd.
10.5	1998 Stock Option Plan (1)
10.6	Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd. (1)
10.7	Letter Agreement dated September 30, 1998, between registrant and Marco Genoni (1)
10.8	Agreement dated March 31, 1999, between registrant and Noel R. Bambrough (1)
10.9	Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings (1)
10.10	Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd. (1)
10.11	2000 Stock Incentive Plan
10.12	License Agreement dated March 31, 2000 between registrant and Kforce Consulting
10.13	License Agreement dated April 17, 2000 between the registrant and Systems Nakashima Co., Ltd.+
10.14	License Agreement dated June 30, 2000 between the registrant and Intertek Testing Systems International Ltd.+
21.1	List of subsidiaries of registrant
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Meredith, Cardozo, Lanz & Chin, LLP
23.2	Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)
  _________________
  * To be filed by amendment.

  (1) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-30400).

  + Filed in redacted form pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Copies of the exhibit containing the redacted portions have been filed separately with the Securities and Exchange Commission subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act.